Filed pursuant to
General Instruction
II.L. of Form F-10,
File No. 333-147767

Prospectus Supplement
(To prospectus dated August 22, 2007 as amended by
Amendment No. 1 dated December 3, 2007)

U.S.$1,249,998,600

Agrium Inc.
21,551,700 Common Shares

     We are offering 21,551,700 of our common shares. We intend to use the net proceeds from the sale of the common shares to partially fund our purchase of shares of common stock (“UAP Shares”) of UAP Holding Corp. (“UAP”) pursuant to the Tender Offer (as defined herein) and to complete the subsequent Merger (as defined herein) of Merger Sub (as defined herein) with and into UAP. We expect to consummate the Tender Offer shortly after the satisfaction or waiver of all conditions to the Tender Offer, including the expiration or termination of the applicable waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of all approvals under the Competition Act (Canada), as amended (the “Competition Act”).

     Our common shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “AGU”. The TSX has conditionally approved the listing of the common shares being offered under this Prospectus Supplement. The listing of the common shares on the TSX will be subject to our fulfilling all of the listing requirement of the TSX on or before March 7, 2008. The NYSE has approved the listing of the common shares being offered under this Prospectus Supplement. The listing on the NYSE will be subject to our fulfilling all of the listing requirements on the NYSE. On December 12, 2007, the closing price of our common shares on the TSX was Cdn.$59.93 per share and the closing price of our common shares on the NYSE was U.S.$59.09 per share.

     Investing in our common shares involves certain risks.  See “Risk Factors” in this Prospectus Supplement and in the accompanying Prospectus.

	Per Share		Total

Public offering price	US$	58.000	US$	1,249,998,600.00
Underwriters’ fee	US$	2.175	US$	46,874,947.50
Net proceeds, before expenses, to Agrium	US$	55.825	US$	1,203,123,652.50

     We have granted the underwriters a 30-day option from the closing date of this offering (the “Over-Allotment Option”) to purchase up to 2,155,100 additional shares to cover any over-allotments.

     We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian GAAP (as defined herein), and they are subject to Canadian auditing and auditor independence standards. Therefore, they may not be comparable to the financial statements of U.S. companies in certain respects.

     You should be aware that the purchase of the common shares may have tax consequences both in the United States and Canada. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and consult with your tax advisor. See “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations”.

     Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus Supplement and the accompanying Prospectus are residents of Canada, and a portion of our and their assets are located outside the United States.

     Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission or similar authority has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offence.

     Delivery of the common shares is expected to be on or about December 18, 2007.

RBC Capital Markets

Merrill Lynch & Co.	Scotia Capital	UBS Investment Bank

BMO Capital Markets
Credit Suisse		NBF Securities (USA) Corp.

CIBC World Markets		TD Securities

The date of this prospectus supplement is December 12, 2007

PROSPECTUS SUPPLEMENT

AMENDMENT NO. 1

Page

AMENDMENTS	1

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities that we are offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, provides more general information, some of which may not apply to the common shares offered hereunder. Both this Prospectus Supplement and the accompanying Prospectus include important information about us, our common shares and other information you should know before investing in our common shares. To the extent that any statement made in this Prospectus Supplement is inconsistent with the statements made in the accompanying Prospectus, the statements made in the accompanying Prospectus are deemed modified or superseded by the statements made in this Prospectus Supplement.

You should rely only on the information contained in this Prospectus Supplement and contained or incorporated by reference in the accompanying Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where such offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus, as well as information we have previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada that is incorporated in the accompanying Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

DEFINITIONS AND OTHER MATTERS

Unless the context otherwise requires, all references in this Prospectus Supplement and the accompanying Prospectus to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries and any partnership of which Agrium Inc. and its subsidiaries are the partners.

Unless otherwise indicated, the information in this Prospectus Supplement assumes the Underwriters have not exercised their option to purchase additional common shares pursuant to the Over-Allotment Option.

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in the accompanying Prospectus may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. GAAP. You should refer to Note 28 of our consolidated financial statements as at and for the year ended December 31, 2006 for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP. You should also refer to our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004” (“Annual GAAP Reconciliation”), and the unaudited supplemental information entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Three and Nine Months Ended September 30, 2007” (“Interim GAAP Reconciliation”), both of which are incorporated by reference in the accompanying Prospectus, for a further discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

The information contained in this Prospectus Supplement and included in the UAP MCR (as defined herein) incorporated by reference in the accompanying Prospectus concerning the business and operations of UAP has been derived from information provided by UAP and the public disclosure filings of UAP with the SEC. Although we have no knowledge that would indicate that any statement contained herein and therein taken from or based on such information and filings is inaccurate, we do not assume any responsibility for the accuracy or completeness of the information contained in such documents or for any failure by UAP to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us. Information has also been derived from the audited consolidated financial statements of UAP and its subsidiaries (the “UAP Group”) as at February 25, 2007 and February 26, 2006 and for each of the years then ended prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as of February 25, 2007 to Canadian GAAP). Further information has been derived from the unaudited interim consolidated financial statements of the UAP Group as at August 26, 2007 and August 27, 2006 and for the 26-week periods ended August 26, 2007 and August 27, 2006, prepared in accordance with

U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as at August 26, 2007 to Canadian GAAP).

EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the accompanying Prospectus, references to “dollars”, “$” and “U.S.$” are to United States dollars, and references to “Cdn.$” are to Canadian dollars. The exchange rate between the Canadian dollar and the United States dollar used in this Prospectus Supplement and the accompanying Prospectus varies depending on the date of the information contained herein.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

						Nine Months
	Year Ended December 31,					Ended September 30,
	2002	2003	2004	2005	2006	2006	2007

Rate at end of period	0.6329	0.7738	0.8310	0.8579	0.8582	0.8968	1.0041
Average rate for period	0.6368	0.7139	0.7682	0.8254	0.8818	0.8831	0.9051
High for period	0.6619	0.7738	0.8493	0.8690	0.9100	0.9100	1.0041
Low for period	0.6200	0.6349	0.7258	0.7872	0.8528	0.8528	0.8437

On December 12, 2007, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn.$1.00 = U.S.$0.9894.

SUMMARY

The following is a summary of certain information contained in this Prospectus Supplement and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein.

Agrium

We are a major retailer of agricultural products and services in North and South America and a global producer and wholesale marketer of nutrients for agricultural, speciality and industrial markets. We produce and market three primary groups of nutrients (nitrogen, phosphate and potash) as well as controlled release fertilizers. For the fiscal year ended December 31, 2006, we reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. Our three operating segments are Retail, Wholesale and Advanced Technologies. See “Agrium”.

Retail

Our Retail operating segment sells fertilizers, crop protection products, seeds and agronomic services to farmers through over 500 farm centers in the United States, Argentina and Chile.

Wholesale

Our Wholesale operating segment manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based fertilizer products.

We own and operate six major nitrogen facilities and a number of facilities that upgrade ammonia to other nitrogen products such as nitrogen solutions (UAN) and nitric acid. Total capacity of our North American and Argentinean nitrogen plants and facilities is approximately 5.5 million product tonnes.

We also own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada with a capacity of 2.05 million product tonnes and a Redwater, Alberta facility which also produces sulphur and phosphate-based fertilizers and is supplied phosphate rock from our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S.A. Total capacity of these plants is approximately 1.3 million product tonnes.

Advanced Technologies

Commencing July 1, 2006, our Nu-Gro and Pursell controlled-release fertilizer and professional products businesses, along with our existing controlled-release products, were included in our Advanced Technologies operating segment. This segment is comprised of fertilizer technologies and professional products.

Fertilizer technologies include the research, development, manufacturing and marketing of controlled-release nitrogen fertilizers that are sold to the fertilizer industry worldwide. We have numerous exclusive arrangements with distributors in North America and certain other countries.

Professional products are marketed through an extensive network of distributors across Canada and are produced and/or packaged in two Canadian production facilities located in Putnam, Ontario, Canada, and Brighton, Ontario, Canada.

Corporate Strategy

Our strategy is to grow through incremental expansion of our existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Proposed UAP Acquisition

Overview

On December 2, 2007, we entered into an agreement and plan of merger (the “UAP Merger Agreement”) among us, Utah Acquisition Co. (“Merger Sub”), our indirect wholly-owned subsidiary, and UAP pursuant to which a wholly-owned subsidiary of ours commenced a tender offer (the “Tender Offer”) on December 10, 2007 to purchase all of the outstanding UAP Shares on the basis of U.S.$39.00 in cash for each UAP Share (the “Offer Price”).

We estimate that the aggregate cash consideration payable by us in connection with the UAP Acquisition will be approximately U.S.$2.15 billion, plus the amount of UAP indebtedness to be assumed by us or refinanced. UAP has represented in the UAP Merger Agreement that its indebtedness as at December 2, 2007 (excluding trade payables) was approximately U.S.$838 million. Under the UAP Merger Agreement, prior to completion of the Merger, UAP is not permitted to incur or assume any indebtedness except for: (i) short-term borrowings in the ordinary course of business; and (ii) draw downs under UAP’s existing credit facilities made in the ordinary course of business so long as the aggregate amount drawn under all such credit facilities at any time shall not be in excess of U.S.$600 million.

All outstanding UAP options, restricted stock units and equity awards will be accelerated and vest upon, and be cashed out following, our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer. As soon as possible following such acceptance for payment and payment, Merger Sub will consummate a merger with UAP (the “Merger”) pursuant to which Merger Sub will merge with and into UAP, and UAP will continue as the surviving corporation, and each outstanding UAP Share not owned by us directly or indirectly will be converted into the right to receive the Offer Price (the acquisition of UAP Shares pursuant to the Tender Offer and the subsequent Merger are herein collectively referred to as the “UAP Acquisition”).

Our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer is subject to: (i) the requirement that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares pursuant to the Tender Offer; (ii) the condition that all waiting periods applicable to the UAP Acquisition under the HSR Act shall have expired or been terminated; (iii) the condition that all approvals under the Competition Act shall have been obtained; and (iv) the satisfaction or waiver of other customary closing conditions for a transaction of this nature. See “Proposed UAP Acquisition — UAP Merger Agreement”. We anticipate that the Tender Offer will be completed shortly after satisfaction or waiver of all such conditions, provided that this occurs within nine months of the date of the UAP Merger Agreement.

We intend to fund the UAP Acquisition using the net proceeds from this offering together with borrowings under the Tranche B Facility, the Tranche C Facility and the Existing Credit Facilities. See “Use of Proceeds” and “Proposed UAP Acquisition — Acquisition Credit Facilities”.

Business of UAP

UAP is the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products, including chemicals, fertilizer, seed and value-added services to farmers, commercial growers and regional dealers and in professional non-crop markets. The value-added services include crop management, biotechnology advisory services, custom fertilizer blending, seed treatment, inventory management, and custom applications of crop inputs.

UAP operates a comprehensive network of approximately 370 distribution and storage facilities and three formulation plants, strategically located in major crop-producing areas throughout the United States and Canada.

UAP distributes agricultural inputs and professional non-crop products purchased from the world’s leading chemical, fertilizer and seed companies, including BASF, Bayer, ConAgra International Fertilizer Company, Dow AgroSciences, DuPont, Monsanto and Syngenta. In addition to products that UAP purchases from third parties, it markets approximately 265 proprietary and private label branded products under the Loveland Products, Inc. and Dyna-Gro® brand names.

See “Proposed UAP Acquisition — Business of UAP”.

Benefits of the UAP Acquisition

We believe that the proposed UAP Acquisition will provide us with the following benefits and strategic advantages:

Business Fit

One of our key strategic focuses has been to continue to grow across the agriculture value chain, including expanding our retail business. We believe that UAP’s business will fit well within our established retail operations, and that UAP’s retail centers will expand our retail geographic, crop and product coverage. UAP’s emphasis on chemicals is expected to balance and complement our focus on fertilizer and services. UAP has successfully built a private label business, on which we intend to leverage our own presence in private label agricultural inputs. The UAP Acquisition will provide us with 265 proprietary and private label brands and will more than double our seed business revenues on a combined basis.

Enhanced Stability of Earnings and Cash Flows

A core element of our business strategy is to build and maintain a significant North American and international retail presence, which provides a stable earnings and cash flow base relative to the more cyclical wholesale crop nutrient business. The UAP Acquisition is expected to nearly double the number of our retail centers in the United States. Following completion of the UAP Acquisition we will, on a combined basis, be the largest North American retailer of crop inputs and services.

Operational Improvements

We believe that the UAP Acquisition will allow us to realize estimated annual synergies of approximately U.S.$115 million by 2010, the majority of which we expect to achieve by 2009. We expect to realize these synergies as a result of improved margins on all three crop input product groupings, largely through enhanced purchasing efficiencies in our procurement of crop nutrients. We believe that we are well positioned to capture the anticipated synergies, based on our successful integration of the Royster-Clark acquisition in 2006. Based on our and UAP’s announced estimates of respective current fiscal year financial results and taking into account estimated synergies, we expect the UAP Acquisition to be accretive to our earnings on a per share basis by the beginning of 2009.

Complementary Business Models

We have traditionally operated our U.S. retail business using a high service operating model which, in addition to meeting our customers’ needs for agricultural inputs, emphasizes delivery of value-added services to customers. UAP’s retail farm centers include a mix of high service locations similar to those operated by us as well as retail centers that utilize a low service model that appeals to more price-focused growers. We intend to integrate UAP’s high service locations with our current retail operations, while preserving and expanding UAP’s low service operations to continue to service that customer segment.

Positive Agriculture Market Outlook

We believe the current outlook for global agricultural markets is very strong, and that these positive market conditions will continue to benefit the agricultural input sector. According to the World Agricultural Outlook Board and Doane Advisory Services, global grain stocks are at their lowest levels in over a decade and we expect currently strong corn prices to remain above the five year average for the next few years. Soybean prices are 75% higher than the five year average and wheat prices are more than double the five year average. The UAP Acquisition is expected to nearly double our retail presence in the United States by number of retail centers and position us to capitalize on the expected strong market fundamentals, as well as providing a stronger base from which to continue to grow.

Financing Structure Targeted to Preserve Financial Strength

We are structuring the financing for the UAP Acquisition to allow us to maintain a prudent capital structure. On December 3, 2007, each of DBRS Limited (“DBRS”) and Standard & Poors Ratings Services (“S&P”) confirmed that it will maintain an “investment grade” rating on our indebtedness. DBRS has confirmed our rating as BBB with a stable trend and S&P has confirmed our rating as BBB with a stable outlook. On December 3, 2007, Moody’s Investors Service (“Moody’s”) announced that it has placed our Baa2 senior unsecured rating under review for a possible downgrade. Moody’s indicated that it believes that the conclusion of its review of us is likely to result in an affirmation of its Baa2 rating should the UAP Acquisition close on the terms announced by us on December 3, 2007.

Selected Historical and Pro Forma Consolidated Financial Information

The following tables set forth our selected historical consolidated financial information: (i) as at and for each of the years in the three-year period ended December 31, 2006; and (ii) as at and for the nine-month periods ended September 30, 2007 and 2006. The selected historical consolidated financial information as at and for each of the years in the three-year period ended December 31, 2006 has been derived from, and should be read in conjunction with, our consolidated financial statements as at and for each of the years in the three-year period ended December 31, 2006, audited by KPMG LLP. The selected historical consolidated financial information as at and for the nine-month periods ending September 30, 2007 and 2006 has been derived from and should be read in conjunction with our unaudited consolidated financial statements as at and for the nine-month periods ended September 30, 2007 and 2006. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 28 of our audited consolidated financial statements as at and for the year ended December 31, 2006. You should refer also to our Annual GAAP Reconciliation and our Interim GAAP Reconciliation for a further discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP. See “Documents Incorporated by Reference in the Prospectus”.

The following tables also set forth our selected pro forma consolidated financial information: (i) for the year ended December 31, 2006; and (ii) as at and for the nine-month period ended September 30, 2007, in each case reflecting the UAP Acquisition. The selected pro forma consolidated financial information for the year ended December 31, 2006 has been derived from, and should be read in conjunction with: (i) our audited consolidated financial statements as at and for the year ended December 31, 2006; (ii) the audited consolidated financial statements of the UAP Group as at and for the fiscal year ended February 25, 2007 prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as of February 25, 2007 to Canadian GAAP) which are attached as Schedule “A” to the UAP MCR; and (iii) our unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 reflecting the UAP Acquisition and the related financing assumptions as described in the pro forma financial statements which are attached to this Prospectus Supplement as Appendix A. The selected pro forma consolidated financial information as at and for the nine months ended September 30, 2007 has been derived from, and should be read in conjunction with: (i) our unaudited consolidated financial statements as at and for the nine-month periods ended September 30, 2007 and 2006; (ii) the unaudited consolidated financial statements of the UAP Group as at August 26, 2007 and for the 26-week period ended August 26, 2007 prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as at August 26, 2007 to Canadian GAAP), which are attached as Schedule “A” to the UAP MCR; and (iii) our unaudited pro forma consolidated balance sheet as at September 30, 2007 and our unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2007 reflecting the UAP Acquisition and the related financing assumptions as described in the pro forma financial statements which are attached to this Prospectus Supplement as Appendix A. See “Documents Incorporated by Reference in the Prospectus”.

Historical and Pro Forma Consolidated Operating Statement Items

								Nine Months
						Nine Months		Ended
	Year Ended December 31,					Ended		September 30,
				2006		September 30,		2007
	2004	2005	2006	(Pro Forma)		2006	2007	(Pro Forma)
	(millions of U.S. dollars, except per share amounts)

Net sales	$2,838	$3,294	$4,193	$7,035		$3,294	$3,844	$6,612

Gross profit	$905	$1,038	$956	$1,341		$725	$1,065	$1,494
Selling, general and administrative and other expenses	282	392	579	860		438	472	669
Depreciation and amortization	156	146	169	184		128	128	143
Asset impairment	—	—	136	136		—	—	—

Earnings before interest expense and income taxes	$467	$500	$72	$161		$159	$465	$682

Net earnings(1)	$266	$283	$33	$26		$95	$269	$357

Basic earnings per share(1)	$2.03	$2.14	$0.25	$0.17	(2)(3)	$0.72	$2.02	$2.33	(2)(3)
Diluted earnings per share(1)	$1.91	$2.12	$0.25	$0.17	(2)(3)	$0.72	$2.01	$2.32	(2)(3)

Historical and Pro Forma Consolidated Balance Sheet Items

						As at
				As at		September 30,
	As at December 31,			September 30,		2007
	2004	2005	2006	2006	2007	(Pro Forma)
	(millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	$425	$300	$109	$39	$41	$53
Other current assets	891	1,067	1,450	1,248	2,079	3,822
Property, plant and equipment	1,239	1,285	1,332	1,521	1,426	1,545
Other assets(1)	106	125	125	137	220	227
Goodwill and intangible assets	—	8	249	224	256	306
Unallocated purchase price	—	—	—	—	—	1,936

Total assets	$2,661	$2,785	$3,265	$3,169	$4,022	$7,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$—	$5	$227	$158	$318	$483
Other current liabilities	532	609	733	543	858	1,981
Long-term debt(1)	715	442	669	671	669	2,022
Other liabilities and minority interest	466	549	403	478	588	599
Shareholders’ equity	948	1,180	1,233	1,319	1,589	2,804

Total liabilities and shareholders’ equity	$2,661	$2,785	$3,265	$3,169	$4,022	$7,889

(1)	The selected historical consolidated financial information for the year 2004 has been restated to record the effect of adoption of the accounting standard for preferred share treatment as debt.

(2)	The number of shares used to calculate pro forma basic and diluted earnings per share assumes the issuance of 19.7 million common shares in this offering, which is based on the total offering price of U.S.$1.25 billion divided by U.S.$63.49, which was the closing price of our common shares on the NYSE on December 7, 2007.

(3)	Using the 21,551,700 common shares issued pursuant to this offering in the calculation of the pro forma basic and diluted earnings per share would have the effect of changing the pro forma basic and diluted earnings per share numbers in the above table to U.S.$2.30 and U.S.$2.29, respectively, for the nine months ended September 30, 2007. The pro forma basic and diluted earnings per share numbers in the above table for the year ended December 31, 2006 would be unchanged at U.S.$0.17 and U.S.$0.17, respectively.

The Offering

Issuer:	Agrium Inc.

Issue:	21,551,700 common shares.

Common Shares Outstanding After the Offering(1)	155,526,363 common shares.

Price:	U.S.$58.00 per common share.

Amount:	U.S.$1,249,998,600 (U.S.$1,374,994,400 if the Over-Allotment Option is exercised in full).

Use of Proceeds:	We intend to use the net proceeds of this offering, together with borrowings under the Tranche B Facility, the Tranche C Facility and the Existing Credit Facilities, to finance the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and refinance existing debt of UAP and its subsidiaries. In the event that the UAP Acquisition is not completed, we will have broad discretion to use such proceeds and may use the net proceeds from this offering to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to repurchase outstanding common shares or for general corporate purposes. See “Use of Proceeds” and “Proposed UAP Acquisition — Acquisition Credit Facilities”.

Over-Allotment Option:	We have granted the Underwriters the Over-Allotment Option which is exercisable, in whole or in part, at any time until 30 days from the closing of this offering, to purchase up to an additional 2,155,100 common shares at the offering price set forth herein to cover over-allotments, if any, and for market stabilization purposes. See “Plan of Distribution”.

Risk Factors:	Investing in our common shares involves certain risks. See “Risk Factors” in this Prospectus Supplement and in the accompanying Prospectus.

Stock Exchange Listings:	Our common shares are listed on the TSX and the NYSE under the symbol “AGU”. On December 12, 2007, the closing price of our common shares on the TSX was Cdn.$59.93 per share and the closing price of our common shares on the NYSE was U.S.$59.09 per share.

Tax Considerations:	You should be aware that the purchase of the common shares may have tax consequences both in the United States and Canada. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and consult with your tax advisor. See “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations”.

Expected Date of Closing:	On or about December 18, 2007, but in any event not later than December 28, 2007.

(1)	Based on 133,974,663 common shares outstanding on November 30, 2007. This amount does not include: (i) common shares issuable pursuant to options outstanding on November 30, 2007 to acquire approximately 1.5 million common shares at a weighted average exercise price of $15.64 per share, or (ii) common shares issuable pursuant to the Over-Allotment Option.

RISK FACTORS

An investment in our common shares involves certain risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference therein, you should consider carefully the risk factors set forth herein, as well as the risk factors referenced in the accompanying Prospectus under the heading “Risk Factors”.

Risk Factors Relating to the UAP Acquisition

The UAP Acquisition may not be completed and the UAP Merger Agreement may be terminated

The UAP Acquisition may not be completed on the terms set forth in the UAP Merger Agreement or at all. The closing of the UAP Acquisition is subject to certain conditions, including that all applicable waiting periods applicable to the UAP Acquisition under the HSR Act shall have expired or been terminated and the receipt of all approvals under the Competition Act. In addition, holders of at least a majority of the outstanding UAP Shares (calculated on a fully-diluted basis) may choose not to accept the Tender Offer, including in the event of a higher alternative offer being made by a third party for the UAP Shares. See “UAP Acquisition — UAP Merger Agreement”. If the UAP Acquisition is not completed, we will not be able to utilize the net proceeds from the sale of common shares offered hereunder to purchase UAP Shares pursuant to the Tender Offer and the subsequent Merger. See “Use of Proceeds”. In such event, we will have broad discretion to use such proceeds and may use the net proceeds to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to repurchase outstanding common shares or for general corporate purposes. We cannot assure you that we will be able to apply the net proceeds from the sale of common shares offered hereunder in a manner which would provide us with benefits and returns comparable to the expected benefits and returns associated with the UAP Acquisition as described in this Prospectus Supplement. The sale of the common shares offered hereunder may significantly dilute the equity holdings of our shareholders, including purchasers of common shares offered hereunder, and such dilution could have a material adverse effect on the value of our common shares if the UAP Merger Agreement is terminated.

The UAP Acquisition is conditional upon, among other things, the receipt of consents and approvals from government agencies that could delay completion of the UAP Acquisition or impose conditions that could result in an adverse effect on our business or financial condition

The UAP Acquisition is conditional upon, among other things, all waiting periods applicable to the UAP Acquisition under the HSR Act having expired or been terminated and the receipt of all approvals under the Competition Act. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on our ability to complete the UAP Acquisition and on our business, financial condition or results of operations. If we fail to obtain such antitrust approvals, we may, in certain circumstances, be required to pay UAP a fee or may be subject to a claim for damages by UAP against us under the UAP Merger Agreement. See “Proposed UAP Acquisition — UAP Merger Agreement — Termination Fees and Expenses”.

We may fail to realize anticipated benefits of the UAP Acquisition, and our efforts to integrate UAP’s business into our existing business could result in the disruption of our ongoing business

We have agreed to acquire UAP to strengthen our position in the agricultural inputs and professional non-crop products distribution business and to create the opportunity to realize certain other benefits. However, some or all of the expected benefits of the UAP Acquisition may fail to materialize or may not occur within the time periods anticipated by us. Achieving these benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating UAP’s business into our existing business. The integration of UAP’s business into our business will require the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees of Agrium and UAP and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of the UAP Acquisition.

If the UAP Acquisition is completed on the terms contemplated by the UAP Merger Agreement, our consolidated indebtedness will materially increase, which will result in an increase in our interest charges and our financial risk

In connection with the proposed UAP Acquisition, we have entered into the Commitment Letter providing for the Acquisition Credit Facilities. If the UAP Acquisition is completed on the terms contemplated by the UAP Merger Agreement, we anticipate borrowing approximately U.S.$1.525 billion under the Tranche B Facility, the Tranche C Facility and the Existing Credit Facilities in order to finance a portion of the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and to refinance existing debt of UAP and its subsidiaries. See “Consolidated Capitalization” and “Use of Proceeds”. Such borrowings will represent a material increase in our consolidated indebtedness resulting in an increase in our interest charges and a corresponding increase in our financial risk. We had U.S.$2.532 billion of net indebtedness as of September 30, 2007, on a pro forma basis, after giving effect to the UAP Acquisition and the related financing assumptions as described in the pro forma financial statements which are attached to this Prospectus Supplement as Appendix A. We cannot assure you that the increase in our consolidated indebtedness will not have a negative effect on the current credit ratings on our rated long term debt. Our degree of leverage could have other important consequences for you, including the following:

•	it may limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit our ability to declare dividends on our common shares;

•	certain of our borrowings, including borrowings under our Existing Credit Facilities and under the Acquisition Credit Facilities, are at variable rates of interest and expose us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	we may be vulnerable in a downturn in general economic conditions; and

•	we may be unable to make capital expenditures that are important to our growth and strategies.

Under the terms of both our Existing Credit Facilities and the Acquisition Credit Facilities, we are permitted to incur additional debt in certain circumstances. However, doing so could increase the risks described above. Such credit facilities contain certain financial covenants requiring us on a consolidated basis to satisfy specified interest coverage and debt to total capitalization ratios. Such credit facilities also contain covenants restricting our ability to incur liens on our assets, incur additional debt, effect acquisitions or dispositions or fundamental changes in our business or pay dividends on our common shares. These covenants will limit our discretion in the operation of our business.

The availability to us of borrowings under the Acquisition Credit Facilities and our Existing Credit Facilities is subject to various conditions we must satisfy, and because the UAP Acquisition is not subject to any financing condition, our inability to satisfy the conditions under such credit facilities could have a material adverse effect on us and our ability to complete the UAP Acquisition

The obligation of the Acquisition Lenders (as defined herein) to enter into the Credit Agreement (as defined herein) relating to the Acquisition Credit Facilities, and our ability to borrow under the Acquisition Credit Facilities and our Existing Credit Facilities, are in each case subject to various conditions that we must satisfy. If we are unable to satisfy one or more of those conditions and such conditions are not waived, we will not be able to borrow the necessary amounts under the Acquisition Credit Facilities and our Existing Credit Facilities to fund the UAP Acquisition. It is not a condition to our obligation to complete the UAP Acquisition that we have necessary sources of financing to do so. If we cannot borrow under these facilities, we may not have other sources of financing sufficient to complete the UAP Acquisition which could result in our breach of the UAP Merger Agreement. Any alternative sources of financing that we may obtain in lieu of borrowings under the Acquisition Credit Facilities and our Existing Credit Facilities may be on terms that are less favourable than the terms of the Acquisition Credit Facilities or our Existing Credit Facilities which could have a material impact on our financial position.

We are exposed to fluctuations in interest rates

Borrowings under our Existing Credit Facilities and under the Acquisition Credit Facilities will bear interest at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase and our net income would decrease. Significant changes in interest rates can increase our interest expense and have a material adverse effect on our results of operations or financial condition.

If the UAP Acquisition is completed, we may face unexpected costs or liabilities related to the existing business of UAP

Although we conducted what we believe to be a prudent level of investigation in connection with the UAP Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, UAP. Following the UAP Acquisition, we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on our business, financial condition, results of operations and cash flows.

Change of control provisions in UAP’s agreements triggered upon completion of the UAP Acquisition may lead to adverse consequences

UAP is a party to agreements that contain change of control provisions that may be triggered upon completion of the UAP Acquisition as a result of us holding securities representing a majority of the voting rights of UAP. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the completion of the UAP Acquisition. Unless these change of control provisions are waived by the other party or parties, the operation of these provisions could adversely affect our consolidated results of operations and financial condition.

Risks Factors Relating to the Common Shares

Our dividends may fluctuate

While we currently pay regular semi-annual cash dividends on our common shares, in the future we may discontinue paying dividends or the amount of any dividends paid by us on our common shares may fluctuate. The declaration, amount and date of payment of dividends is determined by our board of directors from time to time and will be subject to earnings, cash flows, financial requirements and other conditions prevailing at that time.

The price of our common shares may be volatile and the value of your investment could decline

The trading price of our common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities we sell and purchase;

•	current events affecting the economic situation in Canada, the United States and internationally;

•	trends in the agricultural input sector and the markets in which we operate;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in operating results;

•	the operating and share price performance of other companies that investors may deem comparable;

•	the issuance of additional equity securities by us or the perception that such issuance may occur; and

•	purchases or sales of blocks of our common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of our common shares regardless of our operating performance and could cause the market price of our common shares to decline, which could materially diminish the value of your investment.

We may issue additional equity securities which may reduce our earnings per share

We have in the past issued and may continue to issue equity securities to finance our activities, including in order to finance acquisitions. If we issue additional common shares, you may experience dilution in our earnings per share. Moreover, as our intention to issue additional equity securities becomes publicly known, our share price may be materially adversely affected.

Risk Factors Relating to Agrium

Because we are a Canadian company, certain civil liabilities and judgments may not be enforceable against us

We are incorporated under the laws of Canada. Most of our officers and directors and most of the experts named elsewhere in this Prospectus Supplement and in the accompanying Prospectus are residents of Canada. A portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a shareholder to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against us or these persons. It may also be difficult for shareholders to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

A significant reduction in China’s or India’s consumption of crop nutrient products or a significant increase in the export of nitrogen fertilizers from China could have a material adverse effect on our business or financial condition

A significant reduction in China’s or India’s consumption of crop nutrient products or a significant increase in the export of nitrogen fertilizers from China could have a material adverse effect on our business or financial condition as prices for many of the products that we sell may fall as a result of such changes which would reduce the margins we receive. Chinese and Indian economic expansion has affected the availability and heightened the volatility of nitrogen, phosphate and potash based nutrients. It is difficult to obtain accurate information on demand and supply conditions in China but despite this difficulty we anticipate the global supply/demand balance for all three nutrients will remain in a tight balanced position in the near future.

Risk Factors Relating to the Business of UAP

The following risk factors relating to the business of UAP are from the Annual Report on Form 10-K of UAP for the fiscal year ended February 25, 2007 as filed by UAP with the SEC.

UAP and its customers’ businesses are subject to seasonality and this may affect UAP’s revenues, carrying costs, and collection of receivables

UAP and its customers’ businesses are seasonal, based upon the planting, growing and harvesting cycles, and the inherent seasonality of the industry it serves could have a material adverse effect on its business. During fiscal 2007, 2006 and 2005, greater than 75% of UAP’s net sales occurred during the first and second fiscal quarters of each year because of the condensed nature of the planting and growing seasons. Because interim period operating results reflect the seasonal nature of UAP’s business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. UAP incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

Seasonality also relates to the limited windows of opportunity that UAP’s customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, UAP would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, UAP faces the risk of significant inventory carrying costs should its customers’ activities be curtailed during their normal seasons. These factors can also negatively impact the timing of UAP’s accounts receivable collections as well as the amount of accounts receivables charged to bad debt expense.

Weather conditions may materially impact the demand for UAP’s products and services

Weather conditions have a significant impact on the farm economy and, consequently, on UAP’s operating results. Weather conditions affect the demand and, in some cases, the supply of products, which in turn may have an impact on UAP’s prices. For example, weather patterns such as flood, drought or frost can cause crop failures which affect the supply of feed and seed and the marketing of grain products, as well as the demand for chemicals, fertilizer, seed and other agronomic supplies. In recent years, UAP has experienced unusually severe weather conditions, including hurricanes, ice storms, floods, wind damage and drought in some states. Adverse weather conditions can also impact the financial position of agricultural producers who do business with UAP, including producers to whom UAP extends credit. This, in turn, may adversely affect the ability of those producers to pay their obligations to UAP in a timely manner. Accordingly, the weather can have a material effect on UAP’s business, financial condition, cash flow, results of operations or liquidity.

UAP’s industry is very competitive and increased competition could reduce UAP’s sales and profit margins

UAP operates in a highly competitive and fragmented industry, particularly with respect to price and service. UAP’s principal competitors in the distribution of crop production inputs include agricultural cooperatives, international fertilizer producers, major grain companies, multinational corporation-owned distribution outlets, other independent regional and local distributors and brokers. Some of UAP’s competitors may have greater financial, marketing and research and development resources, and/or better name recognition than it does and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, UAP may experience reductions in the profit margins on sales or may be unable to pass future material price increases on to its customers, either of which would reduce profit margins.

Government regulation and agricultural policy may affect the demand for UAP’s products and therefore UAP’s financial viability

Existing and future government regulations and laws may greatly influence how UAP operates its business, its business strategy and ultimately, its financial viability. Existing and future laws may impact the amounts and locations of pesticide and fertilizer applications. The United States Clean Water Act and the equivalent state and local water pollution control laws are designed to protect water quality. Pesticide and fertilizer applications have been identified as a source of water pollution and are currently regulated and may be more closely regulated in the future. This regulation may lead to decreases in the quantity of pesticides and fertilizer applied to crops. The application of fertilizer can also result in the emissions of nitrogen compounds and particulate matter into the air. Compliance with future requirements to limit these emissions under the United States Clean Air Act and the equivalent state and local air pollution control laws may affect the quantity and/or timing of fertilizer used by UAP’s customers.

U.S. governmental policies and regulations may directly or indirectly influence the number of acres planted, the level of inventories, the mix of crops planted, crop prices and the amounts of and locations where pesticides and fertilizer may be applied. The market for UAP’s products could also be affected by challenges brought under the United States Endangered Species Act and by changes in regulatory policies affecting genetically modified seeds.

UAP’s industry is dependent on farm expenditures for crop inputs. Factors that affect the levels of crop input spending could adversely impact UAP’s business

UAP operates in the agricultural inputs distribution industry. UAP’s industry depends on farm expenditures for crop inputs, which in turn is dependent upon planted acreage in the United States. The amount of crop input expenditures and planted acreage can be impacted by the following factors:

•	grain prices;

•	crops planted in other parts of the world including Brazil and Argentina;

•	the types of crops planted in the United States including shifts from one type to another, which have different levels of input spending requirements;

•	government subsidies; and

•	UAP’s customers’ net income levels, which can be impacted by the above factors as well as interest rates, labour costs, fuel prices and crop input costs.

UAP is subject to expenses, claims, and liabilities under environmental, health and safety laws and regulations

UAP operates in a highly regulated environment. As a producer and distributor of crop production inputs, UAP must comply with federal, state, and local environmental, health and safety laws and regulations. These regulations govern UAP’s operations and its storage, handling, discharge and disposal of a variety of substances. UAP’s operations are regulated at the federal level under numerous laws, including the United States Clean Air Act, the United States Clean Water Act the United States Resource Conservation and Recovery Act, the United States Occupational Safety and Health Act, and under analogous state laws and regulations. As a formulator, seller and distributor of crop production inputs, UAP is also subject to registration requirements under the United States Federal Insecticide, Fungicide and Rodenticide Act and related state statutes, which require it to provide information to regulatory authorities regarding the benefits and risks of the products it sells and distributes, and to update that information. Risk information supplied to governmental authorities by UAP or others could result in the cancellation of products or in limitations on their use. In addition, these laws govern information contained in product labels and in promotional materials, require that products are manufactured in adherence to manufacturing specifications and impose reporting and recordkeeping requirements relating to production and sale of certain pesticides. Non-compliance with these environmental, health, and safety laws can result in significant fines, penalties or restrictions on UAP’s ability to sell or transport products.

Under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, UAP could be held jointly and severally responsible for the removal or remediation of any hazardous substance contamination at facilities that it currently owns or operates, at facilities that it owned or operated in the past, at neighbouring properties to which such contamination has migrated from its facilities and at third party waste disposal sites to which it has sent waste. UAP could also be held liable for natural resource damages.

UAP may incur substantial costs to comply with these environmental, health and safety law requirements. It also may incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. From time to time claims have been made against UAP alleging injury arising out of human exposure to these substances or other damage, including property damages. Four such claims are pending in relation to UAP’s Platte facility. In addition, UAP may discover currently unknown environmental problems or conditions. The continued compliance with environmental laws, the discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events may subject UAP to material expenditures or liabilities in the future.

UAP’s profitability depends significantly on rebates from its suppliers. If UAP is unsuccessful in negotiating, earning, or collecting rebates, it could have an adverse impact on its business

UAP receives rebates from chemical and seed suppliers based on programs offered to its customers. The programs vary based on product type and specific supplier practice. The majority of the rebate programs run on a crop year basis, typically from September 1st to August 31st, although other periods are sometimes utilized. The majority of these rebates are product-specific and are based on UAP’s sales of that product in a given crop year.

UAP’s ability to negotiate, earn and collect rebates is critical to the success of its business. UAP prices its products to its customers based on the cost of the products less the amount of rebates it expects to receive at the end of the crop year. However, the amount of rebates UAP earns and the nature of its rebate programs are determined by its suppliers and are directly related to the performance of its business. If UAP’s sales in any crop year are lower than expected, either because of poor weather conditions, increased competition, or for any other reason, UAP may earn fewer rebates and UAP’s gross margins may suffer. Additionally, UAP’s suppliers may reduce the amount of rebates offered under their programs or increase the sales goals or other conditions it must meet to earn rebates to levels that it cannot achieve. Finally, UAP’s ability to negotiate individually for additional rebates may cease or become limited, and its efforts to collect cash rebates periodically throughout the year may be unsuccessful. The occurrence of any of these events could have a material effect on UAP’s business, financial condition, cash flows, results of operations or liquidity.

UAP’s success depends on a limited number of key employees and UAP may not be able to adequately replace them if they leave

UAP believes that the success of its business strategy and its ability to operate profitably depend on the continued employment of its senior management team. The loss of the services of some of these key employees could have a material adverse effect on UAP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this Prospectus Supplement and included or incorporated by reference in the accompanying Prospectus constitute forward-looking statements as defined under applicable U.S. and Canadian securities legislation. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2006 incorporated by reference in the accompanying Prospectus, including under the heading “Outlook”, and in our management’s discussion and analysis for the three and nine-month periods ended September 30, 2007 incorporated by reference in the accompanying Prospectus;

•	our 2007 key corporate goals;

•	the outlook for global and North American agricultural markets;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	anticipated tax rates;

•	business strategies and plans for implementing them;

•	goals, expansion and growth of our business and operations;

•	the construction of a nitrogen facility in Egypt;

•	our potential participation in a Chinese joint venture;

•	actions or changes in policy by governments;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	our future results and plans, including our recent acquisitions;

•	the terms of this offering of common shares;

•	our ratings outlook;

•	environmental and civil liabilities;

•	insurance coverage and legal proceedings;

•	risk factors;

•	stock-based compensation;

•	the terms and conditions of, and regulatory approvals relating to, the UAP Acquisition;

•	timing for completion of the UAP Acquisition;

•	synergies arising from, and our integration plans relating to, the UAP Acquisition;

•	our financing plans for the UAP Acquisition; and

•	various other actions to be taken or requirements to be met in connection with the UAP Acquisition and integrating Agrium and UAP after completion of the UAP Acquisition.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this Prospectus Supplement or in the accompanying Prospectus or in any document incorporated by reference therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including: supply, demand and price of crop nutrients and input or feedstock prices, seed and crop protection products; the level of Chinese nitrogen and phosphate exports; supply and demand for grain and other agricultural crops and resulting crop prices; changes in government agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; ability to transport or deliver production to markets; present and discontinued mining operations; and labour disruptions;

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including hedging and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; changes to construction cost, timing of construction, performance of other parties, and political risks associated with our Egyptian nitrogen project; and other factors, many of which are beyond our control; and

•	integration risks that might cause anticipated synergies from the UAP Acquisition to be less than expected, including: UAP’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of UAP with our existing business as planned or within the times predicted; the potential inability to implement changes in time for the 2008 spring season; the potential loss of key personnel; and other industry factors which may affect our and UAP’s businesses generally and thereby impact the demand from growers for crop inputs.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate our acquisitions, including the UAP Acquisition, into our existing businesses and to achieve consequent synergies.

All of the forward-looking statements contained in this Prospectus Supplement and in the accompanying Prospectus or in any document incorporated by reference therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth herein include the following:

•	continuation of the positive market developments in 2008, including the continuation of strong corn and wheat prices relative to historic levels, and above average crop acreage in the United States particularly for corn and wheat acreage which is expected to support strong demand for crop inputs such as: nutrients, crop protection products, seed and retail services;

•	anticipated continuation of tight world fertilizer markets, supporting strong prices and margins;

•	our ability to successfully integrate, and realize the anticipated benefits of, our acquisitions, including the UAP Acquisition;

•	our ability to operate UAP’s business and achieve margins for its higher service farm centers closer to those we currently obtain in our existing retail businesses;

•	realizing the expected benefits from our Saskatchewan potash mine expansion;

•	our ability to achieve efficiencies in purchasing for the combined retail business, including obtaining vendor rebates following the UAP Acquisition;

•	reduced administrative expenses in the combined entity following the UAP Acquisition;

•	the timing for implementation of business practices to effect these synergies;

•	our success in integrating the retail distribution systems of our business with those of UAP;

•	our success in integrating supply chain management processes following the UAP Acquisition;

•	Argentine urea price caps to growers will not be reintroduced; and

•	increased sales and gross profits to be generated from our Advanced Technologies business segment with 2007 representing our first full year of operations in this business segment.

The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2006 incorporated by reference in the accompanying Prospectus and in particular the sections titled “Key Business Sensitivities” and “Business Risks” in such management’s discussion and analysis, and are further discussed in the relevant parts of our management’s discussion and analysis for the three and nine-month periods ended September 30, 2007 incorporated by reference in the accompanying Prospectus and in particular the section titled “Outlook, Key Risks and Uncertainties” in such management’s discussion and analysis, and are further discussed in the “Risk Factors” section in this Prospectus Supplement and in the accompanying Prospectus. Consequently, all of the forward-looking statements made in this Prospectus Supplement and made or incorporated by reference in the accompanying Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

AGRIUM

We are a major retailer of agricultural products and services in North and South America and a global producer and wholesale marketer of nutrients for agricultural, speciality and industrial markets. We produce and market three primary groups of nutrients (nitrogen, phosphate and potash) as well as controlled release fertilizers. For the fiscal year ended December 31, 2006, we reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. Our three operating segments are Retail, Wholesale and Advanced Technologies.

Our common shares are listed for trading on the TSX and the NYSE under the symbol “AGU”. On December 12, 2007, the closing price of our common shares on the TSX was Cdn.$59.93 per share and the closing price of our common shares on the NYSE was U.S.$59.09 per share.

Retail

Our Retail operating segment sells fertilizers, crop protection products, seeds and agronomic services to farmers through over 500 farm centers in the United States, Argentina and Chile.

Wholesale

Our Wholesale operating segment manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based fertilizer products.

We own and operate six major nitrogen facilities. One of these facilities, located in Bahia Blanca, Argentina (Profertil), is directed to international sales. We operate four large nitrogen facilities in Alberta, Canada, and one in Borger, Texas, U.S.A. The majority of the nitrogen produced in Alberta is sold in Western Canada and in the North Western and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. We also own and operate a number of facilities that upgrade ammonia to other nitrogen products such as nitrogen solutions (UAN) and nitric acid. Total capacity of our North American and Argentinean nitrogen plants and facilities is approximately 5.5 million product tonnes.

We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is 2.05 million product tonnes.

Our Redwater, Alberta facility also produces sulphur and phosphate-based fertilizers and is supplied phosphate rock from our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S.A. Total capacity of these plants is approximately 1.3 million product tonnes.

In addition to the above production plants, we operate a number of fertilizer granulation and blending plants in the United States.

Products from our facilities in North America are primarily marketed within North America with the exception of production from our Vanscoy, Saskatchewan plant. Approximately 50% of Vanscoy’s potash production is sold internationally. Products produced at our joint venture plant in Argentina are marketed both within Argentina and internationally.

We have an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Cornbelt, Great Plains and Southeast regions of the United States. Increased distribution assets acquired during 2006 as part of our acquisition of Royster-Clark have facilitated growth in the product purchased for resale markets.

Advanced Technologies

Commencing July 1, 2006, our Nu-Gro and Pursell controlled-release fertilizer and professional products businesses, along with our existing controlled-release products, were included in our new Advanced Technologies operating segment. This segment is comprised of fertilizer technologies and professional products. Advanced Technologies utilizes urea produced at our Wholesale Carseland, Alberta facility in their production of our coated fertilizer branded as Environmentally Smart Nitrogen. We own approximately 19.6% of the common shares of a publicly traded Chinese specialty fertilizer company, Hanfeng Evergreen Inc., acquired by us in 2006 for U.S.$63 million.

Fertilizer technologies include the research, development, manufacturing and marketing of controlled-release nitrogen fertilizers that are sold to the fertilizer industry worldwide. We have numerous exclusive arrangements with distributors in North America and certain other countries. Fertilizer technology products are produced in four production facilities located in the United States at Mobile, Alabama and Sylacauga, Alabama, and in Canada at Courtright, Ontario, and Carseland, Alberta. In addition, we operate a granular micronutrient production facility in Reese, Michigan, U.S.A.

Professional products include the marketing of fertilizer and pest control products in Canada to the professional turf market (golf courses and lawn care companies) and the structural pest control industry (pest control in residential and commercial structures). Professional products are marketed through an extensive network of distributors across Canada and are produced and/or packaged in two Canadian production facilities located in Putnam, Ontario, Canada and Brighton, Ontario, Canada.

Corporate Strategy

Our strategy is to grow through incremental expansion of our existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

RECENT DEVELOPMENTS

Closure of Kenai Nitrogen Facility

On September 25, 2007, we announced the closure of our Kenai, Alaska nitrogen fertilizer operations due to a shortage of natural gas supply in Alaska’s Cook Inlet. Since the Kenai assets were fully depreciated, no further impairment charge was required.

PROPOSED UAP ACQUISITION

Overview

On December 2, 2007, we entered into the UAP Merger Agreement pursuant to which a wholly-owned subsidiary of ours commenced the Tender Offer on December 10, 2007 to purchase all of the outstanding UAP Shares for the Offer Price.

We estimate that the aggregate cash consideration payable by us in connection with the UAP Acquisition will be approximately U.S.$2.15 billion, plus the amount of UAP indebtedness to be assumed by us or refinanced. UAP has represented in the UAP Merger Agreement that its indebtedness as at December 2, 2007 (excluding trade payables) was approximately U.S.$838 million. Under the UAP Merger Agreement, prior to completion of the Merger, UAP is not permitted to incur or assume any indebtedness except for: (i) short-term borrowings in the ordinary course of business; and (ii) draw downs under UAP’s existing credit facilities made in the ordinary course of business so long as the aggregate amount drawn under all such credit facilities at any time shall not be in excess of U.S.$600 million.

All outstanding UAP options, restricted stock units and equity awards will be accelerated and vest upon, and be cashed out following, our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer. As soon as possible following such acceptance for payment and payment, Merger Sub will consummate the Merger and UAP will continue as the surviving corporation, and each outstanding UAP Share not owned by us directly or indirectly will be converted into the right to receive the Offer Price.

Our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer is subject to: (i) the requirement that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares pursuant to the Tender Offer; (ii) the condition that all waiting periods applicable to the UAP Acquisition under the HSR Act shall have expired or been terminated; (iii) the condition that all approvals under the Competition Act shall have been obtained; and (iv) the satisfaction or waiver of other customary closing conditions for a transaction of this nature. See “Proposed UAP Acquisition — UAP Merger Agreement”. We anticipate that the Tender Offer will be completed shortly after satisfaction or waiver of all such conditions, provided that this occurs within nine months of the date of the UAP Merger Agreement.

We intend to fund the UAP Acquisition using the net proceeds from this offering together with borrowings under the Tranche B Facility, the Tranche C Facility and the Existing Credit Facilities. See “Use of Proceeds” and “Proposed UAP Acquisition — Acquisition Credit Facilities”.

Business of UAP

     Overview

UAP is the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products, including chemicals, fertilizer, seed and value-added services to farmers, commercial growers and regional dealers and in professional non-crop markets. The value-added services include crop management, biotechnology advisory services, custom fertilizer blending, seed treatment, inventory management, and custom applications of crop inputs.

UAP operates a comprehensive network of approximately 370 distribution and storage facilities and three formulation plants, strategically located in major crop-producing areas throughout the United States and Canada.

UAP distributes agricultural inputs and professional non-crop products purchased from the world’s leading chemical, fertilizer and seed companies, including BASF, Bayer, ConAgra International Fertilizer Company, Dow AgroSciences, DuPont, Monsanto and Syngenta. In addition to products that UAP purchases from third parties, it markets approximately 265 proprietary and private label branded products under the Loveland Products, Inc. and Dyna-Gro® brand names.

During fiscal 2007, UAP sold products or services to approximately 100,000 customers, with its ten largest customers accounting for less than 4% of UAP’s net sales.

Business Operations

UAP manages its businesses on a centralized basis, with operating managers focused on product categories and geographic regions throughout the United States and Canada. Each geographic region sells and distributes agricultural inputs and professional non-crop products and offers services to customers in each region based on the specific crops and industry practices in that region. UAP sources, formulates, packages and markets certain of its proprietary and private label products and provides formulating, blending, and packaging services for third parties, primarily its major suppliers. Sales of UAP’s proprietary and private label chemicals and seed accounted for approximately 15.0% of its total chemical and seed sales in fiscal 2007 compared to 14.3% in fiscal 2006.

Distribution Operations

UAP operates retail centers in major crop-producing regions of the United States. UAP’s distribution network, though centrally managed, is operated by region due to its size.

Products

Chemicals.  UAP distributes a range of chemicals, through its distribution locations, including herbicides, insecticides, fungicides, adjuvants and surfactants.

Fertilizer.  UAP distributes a range of fertilizer products including nitrogen, potassium, and phosphorous, as well as various micronutrients such as iron, boron and calcium.

Seed.  UAP has placed an emphasis on new seed technology and provides a range of seed and seed treatments to growers through its distribution centers.

Services.  In addition to selling traditional crop production inputs, UAP’s distribution centers provide agronomic services to growers. These services range from traditional custom fertilizer blending and application of crop nutrients to meet the needs of individual growers to more sophisticated and technologically advanced services such as soil sampling, pest level monitoring and crop yield monitoring.

Professional Products.  UAP also distributes chemicals, fertilizer and seed to various professional non-crop markets, such as turf and ornamental (golf courses, resorts, nurseries, and greenhouses), pest control operators, forestry and vegetation management.

The following table shows net sales dollars and the percentage of UAP’s net sales by product category for fiscal years 2007, 2006, and 2005, respectively:

	Fiscal Year Ended
	February 25,		February 26,		February 27,
	2007		2006		2005
Product Category	Net Sales		Net Sales		Net Sales
	(Percentages are of total net sales for the corresponding fiscal year)
	(thousands of U.S.$)

Chemicals	$1,651,440	58%	$1,633,862	60%	$1,580,789	63%
Fertilizer	707,752	25%	682,137	25%	565,287	23%
Seed	410,782	14%	349,318	13%	302,922	12%
Services and other	84,134	3%	62,472	2%	57,732	2%

Total	$2,854,108	100%	$2,727,789	100%	$2,506,730	100%

UAP sells a wide variety of branded products, with the top ten brands sold during fiscal 2007 accounting for approximately 15% of its net sales.

Proprietary and Private Label Products

UAP coordinates the marketing, registration and regulatory affairs, sourcing, formulation and packaging operations for its proprietary and private label products. UAP operates three formulation facilities that produce certain of its proprietary branded products as well as some private label products. These products are developed independently by UAP or in cooperation with UAP’s leading suppliers. These products are distributed almost entirely through UAP’s distribution locations.

UAP markets approximately 265 of its own proprietary branded products. UAP has a broad product offering of proprietary brands in each of its product categories.

UAP’s proprietary and private label products enhance its product offerings and provide formulations designed to meet the needs of growers and professional non-crop users. UAP believes its proprietary and private label products represent a significant value for its customers and helps increase the overall value of its suppliers’ products. UAP typically obtains a higher contribution margin from its proprietary and private label products than from the branded products it distributes from other suppliers. UAP’s formulation plants also provide formulating, blending and packaging services for third parties, primarily UAP’s major suppliers, allowing it to leverage its fixed costs and increase plant efficiencies.

Benefits of the Proposed UAP Acquisition

We believe that the proposed UAP Acquisition will provide us with the following benefits and strategic advantages:

     Business Fit

One of our key strategic focuses has been to continue to grow across the agriculture value chain, including expanding our retail business. We believe that UAP’s business will fit well within our established retail operations, and that UAP’s retail centers will expand our retail geographic, crop and product coverage. UAP’s emphasis on chemicals is expected to balance and complement our focus on fertilizer and services. UAP has successfully built a private label business, on which we intend to leverage our own presence in private label agricultural inputs. The UAP Acquisition will provide us with 265 proprietary and private label brands and will more than double our seed business revenues on a combined basis.

     Enhanced Stability of Earnings and Cash Flows

A core element of our business strategy is to build and maintain a significant North American and international retail presence, which provides a stable earnings and cash flow base relative to the more cyclical wholesale crop nutrient business. The UAP Acquisition is expected to nearly double the number of our retail centers in the United States. Following completion of the UAP Acquisition we will, on a combined basis, be the largest North American retailer of crop inputs and services.

     Operational Improvements

We believe that the UAP Acquisition will allow us to realize estimated annual synergies of approximately U.S.$115 million by 2010, the majority of which we expect to achieve by 2009. We expect to realize these synergies as a result of improved margins on all three crop input product groupings, largely through enhanced purchasing efficiencies in our procurement of crop nutrients. We believe that we are well positioned to capture the anticipated synergies, based on our successful integration of the Royster-Clark acquisition in 2006. Based on our and UAP’s announced estimates of respective current fiscal year financial results and taking into account estimated synergies, we expect the UAP Acquisition to be accretive to our earnings on a per share basis by the beginning of 2009.

     Complementary Business Models

We have traditionally operated our U.S. retail business using a high service operating model which, in addition to meeting our customers’ needs for agricultural inputs, emphasizes delivery of value-added services to customers. UAP’s retail farm centers include a mix of high service locations similar to those operated by us as well as the retail centers that utilize a low service model that appeals to more price-focused growers. We intend to integrate UAP’s high service locations with our current retail operations, while preserving and expanding UAP’s low service operations to continue to service that customer segment.

     Positive Agriculture Market Outlook

We believe the current outlook for global agricultural markets is very strong, and that these positive market conditions will continue to benefit the agricultural input sector. According to the World Agricultural Outlook Board and Doane Advisory Services, global grain stocks are at their lowest levels in over a decade and we expect currently strong corn prices to remain above the five year average for the next few years. Soybean prices are 75% higher than the five year average and wheat prices are more than double the five year average. The UAP Acquisition is expected to nearly double our retail presence in the United States by number of retail centers and position us to capitalize on the expected strong market fundamentals, as well as providing a stronger base from which to continue to grow.

Financing Structure Targeted to Preserve Financial Strength

We are structuring the financing for the UAP Acquisition to allow us to maintain a prudent capital structure. On December 3, 2007, each of DBRS and S&P confirmed that it will maintain an “investment grade” rating on our indebtedness. DBRS has confirmed our rating as BBB with a stable trend and S&P has confirmed our rating as BBB with a stable outlook. On December 3, 2007, Moody’s announced that it has placed our Baa2 senior unsecured rating under review for a possible downgrade. Moody’s indicated that it believes that the conclusion of its review of us is likely to result in an affirmation of its Baa2 rating should the UAP Acquisition close on the terms announced by us on December 3, 2007. See “Credit Ratings” in the accompanying Prospectus.

UAP Merger Agreement

Set forth below is a description of the material terms of the UAP Merger Agreement. This description is a summary only and is qualified in its entirety by reference to the full text of the UAP Merger Agreement. A complete copy of the UAP Merger Agreement was filed on our SEDAR profile at www.sedar.com, and was furnished to the SEC under cover of Form 6-K, on December 3, 2007. In particular, the UAP Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to us or UAP. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which we may have the right not to consummate the Tender Offer, or a party may have the right to terminate the UAP Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Representations and Warranties

The UAP Merger Agreement contains various representations and warranties from each of us, Merger Sub and UAP. UAP’s representations and warranties relate to matters including its corporate organization, subsidiaries, capitalization, authority, consents and approvals, permits and compliance with laws, SEC filings and financial statements (including with respect to internal controls), absence of certain changes or events, absence of undisclosed liabilities, absence of litigation, environmental matters, employee benefit plans and arrangements, information to be included in securities filings related to the Tender Offer and the Merger, labour and employment matters, intellectual property matters, taxes, real property matters, material contracts, affiliate transactions, broker fees, the opinion of UAP’s financial advisor, state takeover laws and the absence of additional representations by us and Merger Sub. We and Merger Sub have made representations concerning, among other matters, our organization, authority, consents and approvals, information to be included in securities filings related to the Tender Offer and the Merger, absence of litigation, availability of funds, the operations of Merger Sub, broker fees and the absence of additional representations by UAP.

The representations and warranties set out in the UAP Merger Agreement will not survive consummation of the Merger and cannot be the basis for claims under the UAP Merger Agreement by any party after termination of the UAP Merger Agreement other than claims for wilful and material breach.

Covenants

The UAP Merger Agreement contains various covenants from each of us, Merger Sub and UAP. Each of Agrium, Merger Sub and UAP have provided covenants, among other matters, to: use its reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Tender Offer, the Merger and the other transactions contemplated by the UAP Merger Agreement; use its reasonable best efforts to obtain as promptly as practicable the termination of any waiting period under the HSR Act and any other requisite waiting periods under applicable law and obtain approval under the Competition Act; and use its commercially reasonable efforts to obtain consents and approvals of third parties under material contracts to which UAP or any of its subsidiaries is a party or any of their respective properties or assets is subject. In addition, UAP has agreed, among other matters, to: conduct its business in the ordinary course consistent with past practice; and use its reasonable best efforts to preserve intact the business of UAP; and to keep available the services of its employees, current officers and consultants and to preserve its relationships with customers, suppliers, licensors, distributors and others having business dealings with it.

The UAP Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of UAP prior to the completion of the UAP Acquisition, which provide that, subject to certain exceptions, including as required or permitted by the UAP Merger Agreement, UAP will not take certain actions without our prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), including: amendments to UAP’s certificate of incorporation, bylaws or other organizational documents; amendments to terms of its securities or capital stock; issuances, sales, recapitalizations or splits of its securities; repurchases or redemptions of securities; dividends and other distributions (other than UAP’s ordinary course quarterly dividend); acquisitions or dispositions; incurrence of indebtedness; actions related to entry into or amendment or termination of material contracts; increases in compensation or adoption of new benefit plans; changes to accounting policies; authorizations of capital expenditures; adoption of any plan of liquidation; settlement of material litigation; failure to use commercially reasonable efforts to maintain insurance policies; or withdrawal or adverse modification of certain approvals required under Rule 14d-10 of the United States Securities Exchange Act of 1934.

We have also agreed separately that we will not, without the consent of UAP: change or waive the condition that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares in the Tender Offer (the “Minimum Tender Condition”); change the form of consideration to be paid in respect of the Tender Offer; decrease the Offer Price under the Tender Offer or the number of UAP Shares sought to be purchased under the Tender Offer; impose additional conditions on the Tender Offer; reduce the time period during which the Tender Offer may remain open; or modify or amend any other term of the Tender Offer in any manner adverse to the holders of the UAP Shares.

Top-Up Option

The UAP Merger Agreement also provides that if we do not acquire at least 90% of the outstanding UAP Shares in the Tender Offer at the time at which our subsidiary first accepts UAP Shares for payment or upon the completion of any subsequent offering period, we may exercise a “top-up option” to purchase up to a number of additional UAP Shares from UAP to enable us to own at least 90% of the UAP Shares then outstanding and effect a short-form merger without requiring a vote of the shareholders of UAP. The top-up option cannot be exercised in certain circumstances, including if UAP does not have a sufficient number of authorized but unissued UAP Shares to enable us to acquire 90% of the outstanding UAP Shares after giving effect to the exercise of the “top-up option”.

No Solicitation

The UAP Merger Agreement provides that UAP will not, and will cause its subsidiaries and its and their respective directors or officers, and UAP will use its reasonable best efforts to cause its and its subsidiaries’ employees, agents, and authorized representatives, including any investment banker, financial advisor, attorney, accountant and other advisor, agent, representative or affiliate not to, directly or indirectly, except as expressly provided in the UAP Merger Agreement: (a) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, result in or facilitate a proposal for a transaction resulting in (i) the acquisition of assets representing 20% or more of the assets, revenues or net income of UAP, (ii) the acquisition by a third party of 20% or more of the UAP Shares or any other securities of UAP and its subsidiaries or (iii) a merger or other business combination pursuant to which a third party may come to control 20% or more of the UAP Shares (collectively, a “Takeover Proposal”); (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any information, or otherwise cooperate in any way with, any Takeover Proposal; or (c) waive, terminate, modify or fail to enforce any provision of any contractual confidentiality obligation of any person other than us.

Indemnities

We have agreed that following the completion of the UAP Acquisition we will guarantee to the fullest extent permitted under applicable law and cause UAP to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the completion of the UAP Acquisition existing on the date of the UAP Merger Agreement in favour of the current or former directors or officers of UAP as currently provided to them; and for a period of six years after the completion of the UAP Acquisition, we will cause UAP’s certificate of incorporation, bylaws and other organizational documents to contain provisions no less favourable to the current or former directors or officers of UAP with respect to limitation of liabilities of directors and officers and indemnification than are set forth, as of the date of the UAP Merger Agreement, in UAP’s certificate of incorporation, bylaws and other organizational documents.

Treatment of Stock Options; Restricted Stock Units and Deferred Equity Units

The UAP Merger Agreement provides that each UAP stock option, restricted stock unit and deferred equity unit that was granted under a UAP option plan (whether or not fully vested and exercisable) that is outstanding immediately prior to the time at which we accept for payment and pay for UAP Shares validly tendered under the Tender Offer will automatically become fully vested and exercisable and the holder thereof will be entitled to a per share cash payment equal to the Offer Price, less applicable withholding taxes and, in the case of stock options, net of the applicable exercise price for each such option.

Conditions to the Tender Offer

The UAP Merger Agreement provides that the closing of the Tender Offer is subject to the conditions that: (i) the Minimum Tender Condition shall have been satisfied; (ii) any waiting periods (and any extension thereof) applicable to the consummation of the Tender Offer under the HSR Act shall have expired or been terminated and the Competition Act approval shall have been obtained; and (iii) at any time on or after the date of the UAP Merger Agreement, none of the following events shall have occurred and be continuing: (a) any governmental entity of competent jurisdiction shall have issued an order or taken any other action restraining, enjoining or otherwise prohibiting the Tender Offer or the Merger; (b) UAP’s representations and warranties shall not be true and correct, subject to certain exceptions; (c) since August 26, 2007, there shall have been a change, effect, event, occurrence, state of facts or development which has or would reasonably be expected to have a material adverse effect on the business, financial condition, capitalization or results of operations of UAP and its subsidiaries, taken as a whole (with certain agreed upon exceptions) or there shall have been an event, occurrence or development that has had or would reasonable be expected to have, individually or in the aggregate, such a material adverse effect; and (d) UAP shall not have performed in all material respects any obligations, covenants and agreements required to be performed by it under the UAP Merger Agreement.

Conditions to the Merger

The obligation of each of the parties to the UAP Merger Agreement to complete the Merger are subject to the satisfaction or waiver by us and UAP of the following conditions: (a) if approval of the Merger by the shareholders of UAP is required by applicable law, the UAP Merger Agreement will have been adopted by holders of a majority of the then outstanding UAP Shares; provided, that we and UAP and our respective subsidiaries will have voted all of our UAP Shares in favour of adopting the UAP Merger Agreement and approving the Merger; (b) no provision of any applicable law or order of any governmental entity of competent jurisdiction which has the effect of making the Merger illegal or otherwise prohibits the consummation of the Merger will be in effect, with each of us and UAP having agreed to use its reasonable best efforts to have any order lifted; and (c) we shall have accepted for payment and paid for the UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer.

Termination of the UAP Merger Agreement

The UAP Merger Agreement may be terminated at any time prior to the closing of the UAP Acquisition: (i) by mutual written consent of the parties; (ii) by either us or UAP, if (a) any governmental authority prohibits the UAP Acquisition by final and unappealable order or (b) we have not accepted for payment and paid for UAP Shares validly tendered under the Tender Offer within nine months of the date of the UAP Merger Agreement, unless otherwise agreed by the parties; (iii) by us, if UAP fails to comply with any of its covenants or breaches its representations and warranties and such failure to comply or breach is not cured within 30 days and results in a failure to satisfy the conditions to closing; (iv) by UAP, if we fail to comply with any of our covenants or breach our representations and warranties and such breach is not cured within 30 days and such breach would result in (a) any of our representations not being true, except as would not have a material adverse effect on our ability to complete the UAP Acquisition or (b) a failure by us to perform in any material respect our obligations under the UAP Merger Agreement; (v) by UAP, if prior to the completion of the UAP Acquisition, the board of directors of UAP approves, in accordance with the terms of the UAP Merger Agreement, an offer by a third party that if consummated would result in that third party owning more than 80% of the UAP Shares then outstanding; (vi) by us, if the Minimum Tender Condition has not been met within the time periods set out in the UAP Merger Agreement; (vii) by us, if prior to the completion of the UAP Acquisition, the board of directors of UAP withdraws its recommendation to accept the Tender Offer or otherwise takes any action that is adverse to its recommendation to accept the Tender Offer and complete the UAP Acquisition (other than certain “stop, look and listen” communications); and (viii) by us, if the board of directors of UAP takes certain other actions as provided for in the UAP Merger Agreement.

     Termination Fees and Expenses

UAP has agreed to pay us a termination fee equal to U.S.$44 million and reimburse us for our expenses of up to U.S.$10 million, in cash, if:

(a)  the UAP Merger Agreement is terminated: (I) by us in the event that, and in the absence of a breach by us of the UAP Merger Agreement as provided in clause (iv) under “Termination of the UAP Merger Agreement” above, the board of directors of UAP (i) withdraws its recommendation to accept the Tender Offer or otherwise takes any action that is adverse to its recommendation to accept the Tender Offer and complete the UAP Acquisition; (ii) takes a position with respect to a Takeover Proposal other than recommending rejection of such Takeover Proposal (other than certain “stop, look and listen” communications); or (iii) fails to publicly reaffirm its adoption and recommendation of the UAP Merger Agreement within seven business days of receipt of a request by us to provide such reaffirmation following a Takeover Proposal; (II) by us or UAP, in the absence of a breach by us of the UAP Merger Agreement as provided in clause (iv) under “Termination of the UAP Merger Agreement” above, for any reason following any time at which we become entitled to terminate the UAP Merger Agreement pursuant to the circumstances described in (I) above, other than as set out in the UAP Merger Agreement; or (III) by UAP if the board of directors of UAP approves an offer by a third party that, if consummated, would result in that third party owning more than 80% of the UAP Shares then outstanding, subject to the limitations set out in the UAP Merger Agreement; or

(b)  prior to the completion of the UAP Acquisition: (I) a Takeover Proposal is made to UAP or directly to the shareholders of UAP generally or otherwise becomes publicly known or any person publicly announces an intention to make a Takeover Proposal in certain circumstances set out in the UAP Merger Agreement; (II) thereafter, the UAP Merger Agreement is terminated by either us or UAP in certain circumstances set out in the UAP Merger Agreement; and (III) within a specified period of time, UAP enters into a definitive contract with respect to, or consummates the transactions contemplated by, any Takeover Proposal.

In addition, we have agreed to pay to UAP a reverse termination fee equal to U.S.$54 million, in cash, if, subject to certain conditions and limitations, the UAP Merger Agreement is terminated:

(a)  by either us or UAP if, in limited circumstances in which antitrust approval has not been obtained, either: (I) any governmental authority prohibits the UAP Acquisition by final and unappealable order; or (II) we have not accepted for payment and paid for UAP Shares validly tendered under the Tender Offer within nine months of the date of the UAP Merger Agreement; or

(b)  by UAP if we, in limited circumstances, materially breach any of our covenants in the UAP Merger Agreement to obtain antitrust approval.

Acquisition Credit Facilities

Overview of Credit Facilities

On December 2, 2007, we entered into a commitment letter (the “Commitment Letter”) with a Canadian chartered bank (the “Acquisition Lender”) pursuant to which the Acquisition Lender agreed, on its own behalf and in its capacity as administrative agent, to provide us with new committed senior, unsecured credit facilities for the purpose of partially financing the UAP Acquisition, paying certain fees and expenses related to the UAP Acquisition and refinancing existing debt of UAP and its subsidiaries. These new facilities are comprised of: (i) a nine month bridge credit facility in an aggregate principal amount of up to U.S.$1.25 billion (the “Tranche A Facility”); (ii) an 18 month bridge credit facility in an aggregate principal amount of up to U.S.$900 million (the “Tranche B Facility”); and (iii) a five year term credit facility totalling U.S.$460 million (the “Tranche C Facility” and, together with the Tranche A Facility and the Tranche B Facility, the “Acquisition Credit Facilities”). Under the Acquisition Credit Facilities, the Acquisition Lender is permitted to syndicate the lending commitment to one or more banks or other financial institutions (together with the Acquisition Lender, the “Acquisition Lenders”). We intend to use the net proceeds from this offering of common shares to partially fund the UAP Acquisition in place of borrowing funds under the Tranche A Facility and, upon closing of this offering, we expect to cancel the Tranche A Facility.

Each of the Tranche A Facility and the Tranche B Facility will be available by way of one or more draw downs at any time during the period commencing on the date of execution of the definitive credit agreement relating to the Acquisition Credit Facilities (the “Credit Agreement”), provided that such date shall be no later than nine months following the date of execution of the UAP Merger Agreement (the “Credit Facility Closing Date”), and ending on the date 120 days thereafter (the “Expiry Date”). The Tranche C Facility will be available by way of a one time advance at any time during the period commencing on the Credit Facility Closing Date and ending on the Expiry Date. Amounts drawn under the Acquisition Credit Facilities are non-revolving and will bear interest at rates determined by reference to then current LIBOR rates plus an amount determined based on the credit ratings on our outstanding senior unsecured non-credit enhanced long-term indebtedness. The net cash proceeds of any debt or equity offering by us or from certain asset sales, or any negative adjustment to the purchase price of the UAP Acquisition and consequential cash refunds to us must be applied by us to prepay borrowings under the Acquisition Credit Facilities and to repay certain amounts under our Existing Credit Facilities. We expect to enter into the Credit Agreement after the closing of this offering and prior to consummation of the UAP Acquisition. We anticipate that the Credit Agreement will contain representations, warranties, and covenants, including financial covenants, substantially consistent with our Existing Credit Facilities. We intend to draw down under the Tranche B Facility and the Tranche C Facility for the purpose of partially financing the UAP Acquisition, paying certain fees and expenses related to the UAP Acquisition and refinancing existing debt of UAP and its subsidiaries.

In addition, we intend to amend certain financial covenants in our existing credit agreement relating to our Existing Credit Facilities, subject to obtaining the necessary consents and amendments thereunder, to permit us to borrow additional amounts under the Acquisition Credit Facilities. Pursuant to the Commitment Letter, the bank has agreed to provide us with new committed senior, unsecured credit facilities (the “Backstop Credit Facilities”) to replace our Existing Credit Facilities in the event that the necessary consents and amendments are not received and the Existing Credit Facilities are not amended. The Backstop Credit Facilities will terminate and may be cancelled by us in certain circumstances including in the event that the Existing Credit Facilities are amended. See “Risk Factors — If the UAP Acquisition is completed on the terms contemplated by the UAP Merger Agreement, our consolidated indebtedness will materially increase, which will result in an increase in our interest charges and our financial risk”, “Use of Proceeds” and “Consolidated Capitalization”.

Conditions Precedent to the Acquisition Credit Facilities

The commitment of the Acquisition Lender and the availability to us of borrowings under the Acquisition Credit Facilities are subject to various conditions that we must satisfy both: (i) prior to execution of the Credit Agreement; and (ii) prior to us borrowing under any of the Acquisition Credit Facilities, including: (a) satisfactory review (acting reasonably) by the Acquisition Lender of all material agreements with respect to the UAP Acquisition; and (b) other conditions customary for a transaction of this nature.

The conditions to us borrowing under any of the Acquisition Credit Facilities also include: (a) any waiting period (and any extension thereof) applicable to the consummation of the Tender Offer under the HSR Act shall have expired or been terminated and the receipt of all approvals under the Competition Act; (b) the Minimum Tender Condition and the other conditions to the Tender Offer shall have been fully satisfied or waived, and our direct or indirect wholly-owned subsidiary shall have accepted UAP Shares for payment strictly in accordance with the terms of the Tender Offer and the UAP Merger Agreement (and no term, provision or condition set forth therein shall have been waived, amended, supplemented or modified in a manner material and adverse to the Acquisition Lender without the consent of the Acquisition Lender); (c) there shall not have occurred any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition, capitalization or results of operations of us and our subsidiaries, taken as a whole, which, without waiver or amendment, would allow us or our direct or indirect wholly-owned subsidiary under the terms of the UAP Merger Agreement in our reasonable commercial opinion not to proceed with the UAP Acquisition; and (d) other conditions customary for a transaction of this nature. See “Risk Factors — The availability to us of borrowings under the Acquisition Credit Facilities and our Existing Credit Facilities is subject to various conditions we must satisfy and because the UAP Acquisition is not subject to any financing condition, our inability to satisfy the conditions under such credit facilities could have a material adverse effect on us and our ability to complete the UAP Acquisition”.

The Combined Business

For further information concerning the effect of the UAP Acquisition on us, see “Selected Historical and Pro Forma Consolidated Financial Information”, “Consolidated Capitalization” and our (i) unaudited pro forma consolidated statement of operations for the year ended December 31, 2006; (ii) unaudited pro forma consolidated balance sheet as at September 30, 2007; and (iii) unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2007, in each case reflecting the UAP Acquisition and the related financing assumptions as described in such pro forma financial statements which are attached to this Prospectus Supplement as Appendix A.

You should also refer to (i) the audited consolidated financial statements of the UAP Group as at February 25, 2007 and February 26, 2006 and for each of the years then ended prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as of February 25, 2007 to Canadian GAAP); and (ii) the unaudited interim consolidated financial statements of the UAP Group as at August 26, 2007 and August 27, 2006 and for the 26-week periods ended August 26, 2007 and August 27, 2006, prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as at August 25, 2007 to Canadian GAAP), which are attached as Schedule “A” to the UAP MCR.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial information: (i) as at and for each of the years in the three-year period ended December 31, 2006; and (ii) as at and for the nine-month periods ended September 30, 2007 and 2006. The selected historical consolidated financial information as at and for each of the years in the three-year period ended December 31, 2006 has been derived from, and should be read in conjunction with, our consolidated financial statements as at and for each of the years in the three-year period ended December 31, 2006, audited by KPMG LLP. The selected historical consolidated financial information as at and for the nine-month periods ending September 30, 2007 and 2006 has been derived from, and should be read in conjunction with, our unaudited consolidated financial statements as at and for the nine-month periods ended September 30, 2007 and 2006. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 28 of our audited consolidated financial statements as at and for the year ended December 31, 2006. You should refer also to our Annual GAAP Reconciliation and our Interim GAAP Reconciliation for a further discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP. See “Documents Incorporated by Reference in the Prospectus”.

The following tables also set forth our selected pro forma consolidated financial information: (i) for the year ended December 31, 2006; and (ii) as at and for the nine-month period ended September 30, 2007, in each case reflecting the UAP Acquisition. The selected pro forma consolidated financial information for the year ended December 31, 2006 has been derived from, and should be read in conjunction with: (i) our audited consolidated financial statements as at and for the year ended December 31, 2006; (ii) the audited consolidated financial statements of the UAP Group as at and for the fiscal year ended February 25, 2007 prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as of February 25, 2007 to Canadian GAAP), which are attached as Schedule “A” to the UAP MCR; and (iii) our unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 reflecting the UAP Acquisition and the related financing assumptions as described in the pro forma financial statements which are attached to this Prospectus Supplement as Appendix A. The selected pro forma consolidated financial information as at and for the nine months ended September 30, 2007 has been derived from, and should be read in conjunction with: (i) our unaudited consolidated financial statements as at and for the nine month periods ended September 30, 2007 and 2006; (ii) the unaudited consolidated financial statements of the UAP Group as at August 26, 2007 and for the 26-week period ended August 26, 2007 prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as at August 26, 2007 to Canadian GAAP), which are attached as Schedule “A” to the UAP MCR; and (iii) our unaudited pro forma consolidated balance sheet as at September 30, 2007 and our unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2007 reflecting the UAP Acquisition and the related financing assumptions as described in the pro forma financial statements which are attached to this Prospectus Supplement as Appendix A. See “Documents Incorporated by Reference in the Prospectus”.

Historical and Pro Forma Consolidated Operating Statement Items

								Nine Months
						Nine Months		Ended
	Year Ended December 31,					Ended		September 30,
				2006		September 30,		2007
	2004	2005	2006	(Pro Forma)		2006	2007	(Pro Forma)
	(millions of U.S. dollars, except per share amounts)

Net sales	$2,838	$3,294	$4,193	$7,035		$3,294	$3,844	$6,612

Gross profit	$905	$1,038	$956	$1,341		$725	$1,065	$1,494
Selling, general and administrative and other expenses	282	392	579	860		438	472	669
Depreciation and amortization	156	146	169	184		128	128	143
Asset impairment	—	—	136	136		—	—	—

Earnings before interest expense and income taxes	$467	$500	$72	$161		$159	$465	$682

Net earnings(1)	$266	$283	$33	$26		$95	$269	$357

Basic earnings per share(1)	$2.03	$2.14	$0.25	$0.17	(2)(3)	$0.72	$2.02	$2.33	(2)(3)
Diluted earnings per share(1)	$1.91	$2.12	$0.25	$0.17	(2)(3)	$0.72	$2.01	$2.32	(2)(3)

Historical and Pro Forma Consolidated Balance Sheet Items

						As at
				As at		September 30,
	As at December 31,			September 30,		2007
	2004	2005	2006	2006	2007	(Pro Forma)
	(millions of U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	$425	$300	$109	$39	$41	$53
Other current assets	891	1,067	1,450	1,248	2,079	3,822
Property, plant and equipment	1,239	1,285	1,332	1,521	1,426	1,545
Other assets(1)	106	125	125	137	220	227
Goodwill and intangible assets	—	8	249	224	256	306
Unallocated purchase price	—	—	—	—	—	1,936

Total assets	$2,661	$2,785	$3,265	$3,169	$4,022	$7,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$—	$5	$227	$158	$318	$483
Other current liabilities	532	609	733	543	858	1,981
Long-term debt(1)	715	442	669	671	669	2,022
Other liabilities and minority interest	466	549	403	478	588	599
Shareholders’ equity	948	1,180	1,233	1,319	1,589	2,804

Total liabilities and shareholders’ equity	$2,661	$2,785	$3,265	$3,169	$4,022	$7,889

(1)	The selected historical consolidated financial information for the year 2004 has been restated to record the effect of adoption of the accounting standard for preferred share treatment as debt.
(2)	The number of shares used to calculate pro forma basic and diluted earnings per share assumes the issuance of 19.7 million common shares in this offering, which is based on the total offering price of U.S.$1.25 billion divided by U.S.$63.49, which was the closing price of our common shares on the NYSE on December 7, 2007.
(3)	Using the 21,551,700 common shares issued pursuant to this offering in the calculation of the pro forma basic and diluted earnings per share would have the effect of changing the pro forma basic and diluted earnings per share numbers in the above table to U.S.$2.30 and U.S.$2.29, respectively, for the nine months ended September 30, 2007. The pro forma basic and diluted earnings per share numbers in the above table for the year ended December 31, 2006 would be unchanged at U.S.$0.17 and U.S.$0.17, respectively.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 21,551,700 common shares we are offering will be approximately U.S.$1,201.7 million, after deducting the estimated Underwriters’ fees and estimated offering expenses payable by us. If the Underwriters exercise the Over-Allotment Option in full, we estimate that the net proceeds to us from this offering will be approximately U.S.$1,322.0 million, after deducting the estimated Underwriters’ fees and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with borrowings under the Tranche B Facility, the Tranche C Facility and the Existing Credit Facilities, to finance the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and refinance existing debt of UAP and its subsidiaries. See “Proposed UAP Acquisition — Acquisition Credit Facilities”.

In the event that the UAP Acquisition is not completed, we will have broad discretion to use such proceeds and may use the net proceeds from this offering to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to repurchase outstanding common shares or for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, and consolidated capitalization as at September 30, 2007:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to: (i) the issuance and sale of the common shares offered hereby and the application of the estimated net proceeds therefrom to finance a portion of the purchase price of the UAP Acquisition as described under “Use of Proceeds”; and (ii) the anticipated borrowings by us under the Tranche B Facility, the Tranche C Facility and the Existing Credit Facilities to finance a portion of the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and refinance existing debt of UAP and its subsidiaries.

	September 30, 2007
		Pro forma
	Actual	as adjusted
	(millions of U.S.$)

Cash and cash equivalents	$41	$53

Bank indebtedness(1)(2)(4)(5)	$318	$483

EAgrium facility (long-term — non-recourse)(6)	$18	$18
Long-term debt (recourse)(1)(3)(5)(7)(8)(9)	671	2,031
Shareholders’ equity(10)(11)(12)(13)	1,589	2,804

Total capitalization	$2,278	$4,853

Notes:

(1)	As of December 11, 2007, our bank indebtedness had increased by U.S.$48 million, largely as a result of funding our working capital requirements, and our long-term debt had increased by U.S.$114 million, in each case since September 30, 2007. The increase in long-term debt is the result of funding ongoing EAgrium construction costs.

(2)	We have committed, unsecured five-year syndicated revolving credit facilities which mature July 24, 2012, subject to extension by our lenders (the “Existing Credit Facilities”). The Existing Credit Facilities are comprised of a U.S.$400 million credit facility available to us and a U.S.$200 million credit facility available to Agrium U.S. Inc. During the quarter ended September 30, 2007, we amended the Existing Credit Facilities to add a provision which allows us to expand the facility by up to U.S.$200 million. In connection with the UAP Acquisition, we have entered into the Commitment Letter with a Canadian chartered bank that provides for the Acquisition Credit Facilities. See note (3) below.

(3)	In connection with the closing of the UAP Acquisition, we expect to draw down approximately U.S.$1.36 billion under the Tranche B Facility and the Tranche C Facility and U.S.$165 million under our Existing Credit Facilities which, taken together with the net proceeds from this offering of common shares of approximately $1,201.7 million (approximately U.S.$1,322.0 million if the Over-Allotment Option is exercised in full), will be used to finance the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and refinance existing debt of UAP and its subsidiaries (including outstanding indebtedness under the UAP Credit Agreement). See note (5) below and “Use of Proceeds”.

(4)	We have a U.S.$11 million credit facility in favour of ASP Chile S.A. and Agroservicios Pampeanos S.A. by Rabobank Nederland, Canadian Branch pursuant to a credit agreement dated February 17, 2005. Borrowings are guaranteed by us and Agrium U.S. Inc.

(5)	As at August 26, 2007, UAP had outstanding bank indebtedness of U.S.$402 million and long-term debt of U.S.$172 million as reflected in our pro forma consolidated balance sheet as at September 30, 2007, which is set forth in Appendix A to this Prospectus Supplement. We intend to use the net proceeds of this offering, together with borrowings under the Tranche B Facility, the Tranche C Facility and the Existing Credit Facilities, to finance the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and refinance existing debt of UAP and its subsidiaries, including UAP’s bank indebtedness and long-term debt then outstanding. See “Use of Proceeds”. Under the UAP Merger Agreement, prior to completion of the Merger, UAP is not permitted to incur or assume any indebtedness except for: (i) short-term borrowings in the ordinary course of business; and (ii) draw downs under UAP’s existing credit facilities made in the ordinary course of business so long as the aggregate amount drawn under all such credit facilities at any time shall not be in excess of U.S.$600 million.

(6)	We have a 60% interest in the EAgrium joint venture that is building a nitrogen facility in Damietta, Egypt. The joint venture has a U.S.$940 million secured non-recourse (to the joint venturers, including Agrium) project financing credit facility (the “EAgrium Facility”). During the quarter ended September 30, 2007, U.S.$18 million was drawn under the EAgrium Facility. The financing bears interest at LIBOR plus a variable margin and is repayable beginning December 2010 with final payment due in June 2022. The EAgrium Facility requires compliance with certain covenants including a minimum ratio of 66.5% of project debt to 33.5% project equity during the construction period. Accordingly, future cash requirements of the project will be met solely from the EAgrium Facility until the above ratio is met.

(7)	We have outstanding unsecured senior debentures in the aggregate amount of U.S.$650 million. The senior debentures were issued in four tranches: (i) U.S.$100 million 7.70% debentures due 2017; (ii) U.S.$125 million 7.80% debentures due 2027; (iii) U.S.$125 million 8.25% debentures due 2011; and (iv) U.S.$300 million 7.125% debentures due 2036. These debentures require us to comply with certain covenants.

(8)	As at September 30, 2007, UAP had approximately U.S.$15,000 of 8.25% senior notes outstanding.

(9)	Includes a capital lease obligation on our head office facilities which had a net book value of $18 million as at September 30, 2007. The lease is denominated in Canadian dollars, bears interest at 7% and expires in March 2019.

(10)	Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at September 30, 2007, there were 133,779,413 common shares and no preferred shares outstanding.

(11)	We are party to an amended and restated shareholder rights plan agreement dated May 9, 2007 (the “Rights Plan”). Under the Rights Plan one right has been issued and attached to each common share outstanding and will be attached to each common share subsequently issued, including the common shares offered under this Prospectus Supplement. See “Description of Share Capital — Shareholder Rights Plan” in the accompanying Prospectus.

(12)	Includes 21,551,700 common shares offered hereby.

(13)	As at September 30, 2007, there were options outstanding to purchase an aggregate of approximately 1.7 million common shares at a weighted average exercise price of U.S.$15.71. In April 2004, our shareholders approved a modification to our stock option plan to include a cash feature which gives the holders a right to either purchase common shares at the exercise price or to receive cash payments equal to the excess of the market value of the common shares over the exercise price.

(14)	For the purposes of this table and the foregoing notes, all Canadian dollar amounts have been converted to U.S. dollars using the exchange rate at September 30, 2007 of Cdn.$1.00 = U.S.$1.0041. As at December 12, 2007 such exchange rate was Cdn.$1.00 = U.S.$0.9894.

DETAILS OF THE OFFERING

This offering consists of 21,551,700 common shares at a price of U.S.$58.00 per common share and up to an additional 2,155,100 common shares at the same offering price if the Underwriters exercise in full the Over-Allotment Option. For a summary of the material attributes and characteristics of the common shares and certain rights attaching thereto, see “Description of Share Capital” in the accompanying Prospectus.

At closing, a certificate representing the common shares issued and sold will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee, CDS & Co., and will be deposited with CDS on the closing date of this offering pursuant to the book-entry only system. Unless the book-entry only system is terminated, owners of beneficial interests in common shares will not receive a certificate for common shares. Beneficial interests in common shares will be represented solely through the book-entry only system and such interests will be evidenced by customer confirmations of purchase from the Underwriters.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to Agrium, and Bennett Jones LLP, counsel to the Underwriters (collectively, “Counsel”), the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada), as amended (the “Tax Act”) to a subscriber who acquires common shares pursuant to this offering and who, for purposes of the Tax Act and at all relevant times, holds the common shares as capital property and deals at arm’s length with, and is not affiliated with, Agrium and the Underwriters. Generally speaking, the common shares will be considered to be capital property to a holder provided the holder does not hold the common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have them and every other “Canadian security” (as defined in the Tax Act) treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a “tax shelter investment” as defined in the Tax Act; or (iii) a holder that is a “specified financial institution” as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the common shares.

This summary is based upon the provisions of the Tax Act and the regulations thereto (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsels’ understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). Except as specifically indicated, this summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares, including dividends, adjusted cost base and proceeds of disposition, generally must be expressed in Canadian dollars. As a result, the amount of income, gain or loss realized by a holder of common shares may be affected by virtue of changes in foreign currency exchange rates. For these purposes, amounts denominated in U.S. dollars generally must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the relevant time.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders of common shares should consult their own tax advisors with respect to their particular circumstances.

Taxation of Holders of Common Shares Resident in Canada

The cost of any common shares acquired pursuant to this offering must be averaged with the adjusted cost base of any other common shares held by the holder to determine the adjusted cost base of each common share held, subject to the identical property rules contained in the Tax Act.

A disposition or deemed disposition by a holder of a common share, will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the holder’s adjusted cost base thereof and any reasonable costs of disposition.

One-half of any capital gain realized by the holder on a disposition of a common share will be included in the holder’s income for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a common share offsets taxable capital gains realized by the holder in the year of disposition and any excess may be deducted against taxable capital gains, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Any dividend paid on the common shares is subject to the tax treatment accorded to taxable dividends received from a taxable Canadian corporation resident in Canada. For holders of common shares that are individuals or trusts, the dividends will be subject to the gross-up and dividend tax credit rules contained in the Tax Act. We have advised Counsel that any dividends paid on the common shares are expected to be “eligible dividends” for the purposes of the Tax Act making them subject to the enhanced gross-up and tax credit regime applicable to such dividends. If we subsequently choose not to designate the dividends as “eligible dividends”, different gross-up and tax credit rates will apply. Dividends received by a holder of common shares that is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax of 33 1/3% on such dividends under Part IV of the Tax Act.

A capital gain realized or dividends received by a holder who is an individual or a trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax. A holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Taxation of Holders of Common Shares Not Resident in Canada

A holder of common shares who is, at all relevant times, not resident nor deemed to be resident in Canada (a “Non-Resident”) may be subject to withholding tax on any dividend which is paid or credited to such holder, at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the holder’s jurisdiction of residence.

A disposition or deemed disposition of common shares will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident holder provided that the common shares are not “taxable Canadian property” of the holder for the purposes of the Tax Act. Generally, common shares will not constitute “taxable Canadian property” to a Non-Resident holder at the time of the disposition or deemed disposition thereof unless (i) the holder uses or holds or is deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada, (ii) the common shares are “designated insurance property” of the holder for purposes of the Tax Act, (iii) the holder, persons with whom the holder does not deal at arm’s length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the issued shares of any class of the capital stock of Agrium at any time during the 60-month period immediately preceding the disposition; or (iv) the common shares are not listed on a designated stock exchange for the purposes of the Tax Act at the time of disposition.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of common shares acquired pursuant to this offering by United States persons (as defined below) who hold common shares as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, persons that are traders in securities that elect to apply a mark-to-market accounting method, regulated investment companies, real estate investment trusts, tax-exempt organizations, persons holding the common shares as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose “functional currency” is not the U.S. dollar, U.S. Holders subject to the alternative minimum tax provisions of the Code, U.S. Holders that own or have owned, directly, indirectly, or constructively, 10% or more of the voting power of Agrium, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the common shares and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, administrative rulings, and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary. No ruling has been or will be obtained from the IRS regarding any matter discussed herein. Counsel has not rendered any legal opinion regarding any tax consequences relating to this Prospectus Supplement.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Accordingly, persons considering the purchase, ownership or disposition of common shares should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

As used in this section, the term “United States person” means a beneficial owner of a common share acquired pursuant to this offering that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds common shares acquired pursuant to this offering, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partnership or a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding common shares acquired pursuant to this offering should consult its own tax advisors.

Distributions With Respect to Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to common shares generally will be required to include the amount of such distribution (before reduction for any Canadian taxes withheld therefrom) in gross income as a dividend to the extent of Agrium’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles, and such dividend is taxable to a U.S. Holder as ordinary income. However, dividends received by noncorporate U.S. Holders may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2010, if certain conditions are met. These conditions include (a) Agrium not being classified as a PFIC (as defined below) for certain periods, (b) Agrium being eligible for benefits under the income tax treaty between Canada and the United States, or the common shares being readily tradable on an established securities market in the U.S., (c) the U.S. Holder’s satisfaction of a holding period requirement and (d) the U.S. Holder not treating the dividend as “investment income” for purposes of the investment interest deduction rules. A U.S. Holder should consult its own tax advisor regarding the application of these rules. Dividends paid by Agrium will not be eligible for the “dividends received deduction” generally allowed to corporate U.S. Holders.

To the extent, if any, that the amount of any distribution by Agrium exceeds Agrium’s current and accumulated “earnings and profits” as determined under U.S. federal income tax principles, the distribution will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and thereafter as capital gain. Agrium does not maintain calculations of its earnings and profits under United States federal income tax principles. Generally, distributions with respect to common shares will be treated as foreign source income for foreign tax credit purposes.

Sale or Exchange of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status of Agrium,” for United States federal income tax purposes, gain or loss recognized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the common shares disposed of and the U.S. dollar value of the amount of cash and fair market value of any property received upon the disposition. Long-term capital gains of noncorporate U.S. Holders derived with respect to a sale, exchange or other disposition of common shares are currently subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. If the U.S. Holder is a United States resident (as defined in Section 865 of the Code), gains realized upon disposition of a common share by such U.S. Holder generally will be United States source income and disposition losses generally will be allocated to reduce United States source income.

Passive Foreign Investment Company Status of Agrium

The preceding sections of this summary assume that Agrium will not be a passive foreign investment company (“PFIC”) for the current taxable year or for any subsequent taxable year. Special, adverse tax rules would apply to U.S. Holders if Agrium at any time during their holding period were classified as a PFIC. Under U.S. federal income tax law, a non-U.S. corporation, such as Agrium, is treated as a PFIC for any taxable year in which either (i) at least 75% of Agrium’s gross income is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of Agrium’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends, certain types of rents and royalties, and the amount of any net gain from the sale or exchange of property that produces such income.

Agrium does not expect that it will be a PFIC for the current taxable year or for any subsequent taxable year. PFIC status, however, is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, there can be no assurance that Agrium will not be considered a PFIC for the current taxable year or for any subsequent taxable year.

Foreign Tax Credits

Any tax withheld by Canadian taxing authorities with respect to distributions on the common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the common shares generally will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder. Special foreign tax credit rules apply to a U.S. Holder that receives “qualified dividend income” that is subject to reduced U.S. federal income tax rates. Different, special rules apply where the withholding tax relates to a distribution subject to tax under the PFIC rules. Because of the complexity of those limitations, each U.S. Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit or deduction.

Receipt of Foreign Currency

Taxable dividends with respect to the common shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into United States dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S.

Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the sale, exchange or other taxable disposition of common shares, generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the exchange. If such U.S. Holder converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt, the U.S. Holder would have foreign currency exchange gain or loss. An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income and loss.

U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability or will be refundable to the extent that it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of common shares acquired pursuant to this offering. Prospective purchasers should consult their tax advisors concerning the tax consequences of their particular situations.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 12, 2007 (the “Underwriting Agreement”) among us and the Underwriters, we have agreed to sell an aggregate of 21,551,700 common shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from us, as principals, such common shares on the closing of this offering. The Underwriting Agreement provides that we will pay the Underwriters a fee of U.S.$2.175 per common share issued and sold by us, for an aggregate fee payable by us of U.S.$46,874,947.50, in consideration of the Underwriters’ services in connection with this offering. We estimate that our expenses for the offering, not including the Underwriters’ fee, will be approximately U.S.$1.4 million.

We have granted to the Underwriters the Over-Allotment Option which is exercisable, in whole or in part, at any time until 30 days following the closing date of this offering, to purchase up to an additional 2,155,100 common shares at the offering price of U.S.$58.00 per common share to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering price, Underwriters’ fee and net proceeds to us (before payment of the expenses of this offering), will be U.S.$1,374,994,400, U.S.$51,562,290 and U.S.$1,323,432,110, respectively. The grant of the Over-Allotment Option and the common shares issuable upon the exercise of the Over-Allotment Option are qualified for distribution under applicable Canadian securities laws under this Prospectus Supplement.

The offering price and terms of this offering were established through negotiations between us and the Underwriters.

In the Underwriting Agreement, each of the Underwriters has severally agreed, subject to the terms and conditions set forth therein, to purchase all of the common shares offered hereby, other than those covered by the Over-Allotment Option, if any of such shares is purchased. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events, including the occurrence of a material adverse change in the state of the financial markets. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

The Underwriters propose to offer the common shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the common shares at the price specified, the Underwriters may subsequently reduce the selling price to investors, which selling price may be changed from time to time, to an amount not greater than the initial offering price specified, in order to sell any common shares remaining unsold. Any such reduction shall not affect the proceeds received by us.

Subscriptions for common shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The TSX has conditionally approved the listing of the common shares being offered under this Prospectus Supplement. The listing of the common shares on the TSX will be subject to our fulfilling all of the listing requirements of the TSX on or before March 7, 2008. The NYSE has approved the listing of the common shares being offered under this Prospectus Supplement.

This offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the United States and Canada. The common shares will be offered in Canada and the United States through the Underwriters either directly or, if applicable, through their respective United States registered broker-dealer affiliates. Subject to applicable law, the Underwriters may offer the common shares outside of Canada and the United States.

We, and each of our executive officers and directors, have agreed not to sell or transfer any common shares for 90 days (60 days in the case of our executive officers and directors) after the date of this Prospectus Supplement without first obtaining the written consent of RBC Dominion Securities Inc. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares,

•	sell any option or contract to purchase any common shares,

•	purchase any option or contract to sell any common shares,

•	grant any option, right or warrant for the sale of any common shares,

•	otherwise dispose of or transfer any common shares,

•	request or demand that we file a registration statement related to the common shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision does not apply to (i) the common shares to be sold in this offering; (ii) any common shares issued by us upon the exercise of an option or warrant or the conversion of any security outstanding on the date hereof and referred to in this Prospectus Supplement or the accompanying Prospectus or in any document incorporated by reference therein; (iii) any common shares issued or options to purchase common shares granted pursuant to our existing employee benefit plans; and (iv) in the case of our officers and directors, certain donations or gifts of common shares, transfers to family trusts and other transfers to affiliates. Notwithstanding the foregoing, the lockup periods referred to above may be extended in certain circumstances relating to the expiry of such periods in close proximity to the issuance by us of an earnings release or material news.

The Underwriting Agreement also provides that we will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses including liabilities under the United States Securities Act of 1933 and applicable Canadian securities legislation, or contribute to payments the Underwriters may be required to make in respect of those liabilities.

In connection with this offering, the Underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the Underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked” shorts, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the Underwriters may purchase common shares through the exercise of the Over-Allotment Option. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the Underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The Underwriters have advised us that, pursuant to Regulation M of the United States Securities Act of 1933 and applicable Canadian securities laws, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the Underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the Underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

From time to time, certain of the Underwriters or their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common shares described in this Prospectus Supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospective Directive) subject to obtaining the prior consent of the joint bookrunners for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of common shares described in this Prospectus Supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common shares have not authorized and do not authorize the making of any offer of common shares through any financial intermediary on their behalf, other than offers made by the Underwriters with a view to the final placement of the common shares as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the common shares, other than the Underwriters, is authorized to make any further offer of the common shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This Prospectus Supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any common shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Prospectus Supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Prospectus Supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom.

Notice to Prospective Investors in France

Neither this Prospectus Supplement nor any other offering material relating to the common shares described in this Prospectus Supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus Supplement nor any other offering material relating to the common shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold, directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Italy

The offering of the common shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the common shares may not be offered, sold or delivered, and copies of this Prospectus Supplement or any other document relating to the common shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the “Finance Law”) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the “Issuers Regulation”) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the common shares or distribution of copies of this Prospectus Supplement or any other document relating to the common shares in Italy must:

(i)	be made in accordance with all applicable Italian laws and regulations,

(ii)	be conducted in accordance with any relevant limitations or procedural requirements that the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and

(iii)	be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993 (the “Banking Law Consolidated Act”), to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Law and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with all applicable laws and regulations.

Notice to Prospective Investors in Spain

The offering of common shares has not been registered with the Comisión National del Mercado de Valores in Spain. Accordingly, no common shares will be offered or sold in Spain nor may this Prospectus Supplement or any other offering material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

RELATIONSHIPS BETWEEN AGRIUM AND CERTAIN UNDERWRITERS

Each of RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. is, directly or indirectly, an affiliate of a bank or other financial institution which is a lender to us under our Existing Credit Facilities and to which we are presently indebted. Additionally, RBC Dominion Securities Inc. is an affiliate of a bank that has entered into the Commitment Letter to provide the Acquisition Credit Facilities and the Backstop Credit Facilities and has acted as financial advisor to us in connection with the UAP Acquisition. Consequently, we may be considered to be a connected issuer of each of these Underwriters under applicable Canadian securities legislation. As at December 11, 2007, we were indebted to the banks affiliated with these Underwriters in the aggregate amount of approximately U.S.$180 million under our Existing Credit Facilities. The indebtedness under our Existing Credit Facilities is unsecured. We are in compliance with the terms of the agreements governing our Existing Credit Facilities, and our financial position has not changed since the indebtedness was incurred. We will use the net proceeds of this offering, together with borrowings under the Tranche B Facility, Tranche C Facility and the Existing Credit Facilities, to finance the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and refinance existing debt of UAP and its subsidiaries. See “Use of Proceeds”.

The decision to distribute the common shares offered hereby and the determination of the terms of such distribution were made through negotiations between us and the Underwriters. The banks that lend to us under our Existing Credit Facilities and that have agreed to lend to us under the Acquisition Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering of common shares, each of RBC Dominion Securities Inc., Scotia Capital Inc. and National Bank Financial Inc. will receive its share of the Underwriters’ fee payable in connection with this offering.

Because more than 10% of the net proceeds of this offering, not including Underwriters’ fees, could be paid to affiliates of members of the United States Financial Industry Regulatory Authority who are participating in this offering if the UAP Acquisition is not completed and we instead use such net proceeds to repay indebtedness under our Existing Credit Facilities, this offering is being conducted in compliance with NASD Rule 2710(h)(1). Pursuant to NASD

Rule 2720(c)(3), the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common shares.

LEGAL MATTERS

Certain legal matters in respect of the common shares will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to matters of U.S. law, and certain legal matters will be passed upon for the Underwriters by Bennett Jones LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of U.S. law. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Blake, Cassels & Graydon LLP. As to all matters of U.S. federal and New York law, Blake, Cassels & Graydon LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The partners and associates of Blake, Cassels & Graydon LLP and Bennett Jones LLP, in each case as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class. The Honourable A. Anne McLellan, one of our directors, is associated with and serves as counsel to Bennett Jones LLP.

EXPERTS

Our consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 incorporated by reference in the accompanying Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 21, 2007 also incorporated by reference therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Our supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2006, 2005 and 2004” incorporated by reference in the accompanying Prospectus has also been audited by KPMG LLP, independent auditors, as indicated in their report dated February 21, 2007 also incorporated by reference therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF (as defined herein).

The financial statements of the UAP Group as of February 25, 2007 and February 26, 2006 and for each of the years then ended contained in the UAP MCR incorporated by reference in the accompanying Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated April 24, 2007 (November 29, 2007 as to Note 20) also contained in the UAP MCR which is incorporated by reference into the accompanying Prospectus, and has been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP has confirmed that it is independent with respect to UAP in accordance with the standards of the Public Company Accounting Oversight Board (United States).

AUDITOR AND TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, 2700, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9. The transfer agent and registrar for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta; Toronto, Ontario; Vancouver, British Columbia; and Montréal, Québec. The co-transfer agent for our common shares in the United States is Mellon Investor Services LLC in New York, New York.

DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS

The accompanying Prospectus into which this Prospectus Supplement is deemed to be incorporated also incorporates by reference certain other named disclosure documents of ours. The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of, the accompanying Prospectus:

(a)	our annual information form dated February 21, 2007 (“AIF”) for the year ended December 31, 2006;

(b)	our management proxy circular dated March 13, 2007 relating to the annual general and special meeting of our shareholders held on May 9, 2007 (“Proxy Circular”);

(c)	our audited annual financial statements (“Annual Financial Statements”) consisting of our consolidated balance sheets as at December 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, together with the report of our auditors thereon;

(d)	our management’s discussion and analysis for the fiscal year ended December 31, 2006;

(e)	our Annual GAAP Reconciliation;

(f)	our unaudited interim financial statements (“Interim Financial Statements”) consisting of our consolidated balance sheets as at September 30, 2007 and 2006 and our consolidated statements of operations and retained earnings, cash flows and shareholders’ equity for the three and nine-month periods ended September 30, 2007 and 2006;

(g)	our management’s discussion and analysis for the three and nine-month periods ended September 30, 2007;

(h)	our Interim GAAP Reconciliation; and

(i)	our material change report dated December 10, 2007 relating to the proposed UAP Acquisition (the “UAP MCR”).

Any statement contained in this Prospectus Supplement and the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein for the purposes of this offering, shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein and therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the offering of our securities, including common shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and file such information with, or furnish such information to, the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with, or furnish to, the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with, or furnished to, the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms and copying charges. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download public documents that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) our AIF; (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our

management’s discussion and analysis for the fiscal year ended December 31, 2006; (v) our Interim Financial Statements; (vi) our management’s discussion and analysis for the three and nine-month periods ended September 30, 2007; (vii) our Annual GAAP Reconciliation, together with the report of our auditors thereon; (viii) our Interim GAAP Reconciliation; (ix) the consent of KPMG LLP; (x) the consent of Blake, Cassels & Graydon LLP; (xi) the consent of Deloitte & Touche LLP; (xii) the consent of Bennett Jones LLP; (xiii) powers of attorney of our directors and officers; (xiv) the indenture dated May 16, 2006 entered into between us and The Bank of New York Trust Company, as successor to J.P. Morgan Trust Company, N.A. (the “Trustee”); (xv) statement of eligibility of the Trustee on Form T-1; and (xvi) the form of Underwriting Agreement.

Appendix A

Pro Forma Consolidated Financial Statements

As at and for the Nine Months Ended September 30, 2007 and for the Year Ended December 31, 2006

(Unaudited)

AGRIUM INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2006

			Pro Forma			Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4		Pro Forma
		For the fiscal year
		ended
		February 25, 2007
	(Millions of U.S. dollars, except per share amounts)

Net sales	4,193	2,854	(12)	b		7,035
Cost of product	3,237	2,470	(12)	b		5,694
			(1)	a	(i)

Gross profit	956	384	1			1,341
Expenses
Selling, general and administrative and other	579	242	48	a	(ii)	860
			5	f
			(14)	a	(i)
Depreciation and amortization	169	—	15	a	(i)	184
Asset impairment	136	—	—			136

Earnings before interest expense and income taxes	72	142	(53)			161
Interest on long-term debt	47	18	78	e		128
			(18)	d
			3	g
Finance related and other charges	—	48	(48)	a	(ii)	—
Other interest	16	20	(20)	c		25
			9	e

Earnings before income taxes	9	56	(57)			8

Current income taxes	78	24	(17)	h		85
Future income taxes (recovery)	(102)	(1)	—			(103)

Income taxes (recovery)	(24)	23	(17)			(18)

Net earnings	33	33	(40)			26

Earnings per share
Basic	0.25	0.66				0.17
Diluted	0.25	0.64				0.17

See accompanying notes

AGRIUM INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2007

			Pro Forma			Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4		Pro Forma
		For the
		thirty-nine weeks
		ended
		August 26, 2007
	(Millions of U.S. dollars, except per share amounts)

Net sales	3,844	2,781	(13)	b		6,612
Cost of product	2,779	2,353	(13)	b		5,118
			(1)	a	(i)

Gross profit	1,065	428	1			1,494
Expenses
Selling, general and administrative and other	472	211	(14)	a	(i)	669
Depreciation and amortization	128	—	15	a	(i)	143

Earnings before interest expense and income taxes	465	217	—			682
Interest on long-term debt	39	9	58	e		99
			(9)	d
			2	g
Other interest	12	19	(19)	c		19
			7	e

Earnings before income taxes	414	189	(39)			564

Current income taxes	76	79	(11)	h		144
Future income taxes (recovery)	69	(6)	—			63

Income taxes	145	73	(11)			207

Net earnings	269	116	(28)			357

Earnings per share
Basic	2.02	2.24				2.33
Diluted	2.01	2.18				2.32

See accompanying notes

AGRIUM INC.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2007

			Pro Forma		Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4	Pro Forma
		As at
		August 26, 2007
	(Millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	41	12	2,720	j	53
			(2,146)	k
			(402)	n
			(172)	n
Accounts receivable	832	1,062	—		1,894
Inventories	887	613	—		1,500
Other current assets	360	68	—		428

	2,120	1,755	—		3,875
Property, plant and equipment	1,426	119	—		1,545
Intangible assets	75	50	—		125
Goodwill	181	47	(47)	k	181
Other assets	209	1	—		210
Debt issuance costs, net	—	5	(5)	n	—
Unallocated purchase price	—	—	1,908	k	1,936
			28	l
Future income tax assets	11	6	—		17

	4,022	1,983	1,884		7,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	318	402	(402)	n	483
			165	j
Accounts payable and accrued liabilities	857	1,097	28	l	1,980
			(2)	n
Current portion of long-term debt	1	—	—		1

	1,176	1,499	(211)		2,464
Long-term debt	669	172	1,353	j	2,022
			(172)	n
Other liabilities	277	11	—		288
Future income tax liabilities	210	16	(16)	m	210

	2,332	1,698	954		4,984

Non-controlling interest	101	—	—		101

Shareholders’ equity
Share capital	629	—	1,202	j	1,847
			16	m
Contributed surplus	5	—	—		5
Additional paid-in capital	—	154	(154)	k	—
Retained earnings	861	125	(3)	n	858
			(125)	k
Accumulated other comprehensive income	94	6	(6)	k	94

	1,589	285	930		2,804

	4,022	1,983	1,884		7,889

See accompanying notes

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (“Statements”) have been prepared by management of Agrium Inc. (“Agrium” or “the Corporation”) for attachment to a Material Change Report (the “Material Change Report”), and a prospectus supplement (the “Prospectus Supplement”) to a short form base shelf prospectus of Agrium dated August 22, 2007 as amended by Amendment No. 1 dated December 3, 2007, filed by Agrium with the securities commission or similar regulatory authority in each of the Provinces of Canada on December 10, 2007. The Statements have been prepared for illustrative purposes only to give effect to the proposed acquisition (the “Acquisition”) of UAP Holding Corp. (“UAP”) and related financing, as described in note 2 below. The Statements are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and have been reconciled to United States generally accepted accounting principles (“U.S. GAAP”) as set out in note 6. The accounting policies used in the compilation of the Statements are those described in Agrium’s audited consolidated financial statements for the year ended December 31, 2006.

The pro forma consolidated balance sheet has been prepared assuming the Acquisition had occurred on September 30, 2007. The pro forma consolidated statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 have been prepared assuming the Acquisition and related financing had occurred on January 1, 2006.

The Statements have been prepared using the following information:

(i)	audited consolidated financial statements of Agrium as at and for the year ended December 31, 2006;

(ii)	audited consolidated financial statements of UAP as at and for the fiscal year ended February 25, 2007;

(iii)	unaudited consolidated financial statements of Agrium for the nine months ended September 30, 2007;

(iv)	unaudited consolidated balance sheet of UAP as at August 26, 2007;

(v)	unaudited constructed consolidated statement of operations of UAP for the thirty-nine weeks ended August 26, 2007 (note 5); and

(vi)	such other supplementary information as was considered necessary to reflect the Acquisition and related financing in the Statements.

The Statements should be read in conjunction with the historical consolidated financial statements of Agrium as at and for the year ended December 31, 2006 and the historical consolidated financial statements of UAP as at and for the fiscal year ended February 25, 2007.

The Statements do not include the anticipated financial benefits from such items as potential cost savings or synergies arising relating to the Acquisition, nor are they necessarily indicative of the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

Actual amounts recorded once the purchase price allocation is finalized will depend on a number of factors and will differ materially from those recorded in the Statements. Certain elements of UAP’s consolidated financial statements have been reclassified to conform to the presentation of Agrium (note 4).

2.	Description of transaction

On December 2, 2007, Agrium entered into an agreement and plan of merger among Agrium, Utah Acquisition Co., Agrium’s indirect wholly-owned subsidiary, and UAP pursuant to which a direct or indirect wholly-owned subsidiary of Agrium will commence a tender offer by no later than December 10, 2007 to purchase all of the outstanding shares of common stock of UAP on the basis of U.S.$39.00 in cash for each UAP share, representing estimated aggregate cash consideration of U.S.$2.15 billion for all of the outstanding shares of UAP, plus the amount of UAP indebtedness to be assumed by Agrium or refinanced.

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

The Acquisition is subject to the requirement that holders of at least a majority of the total number of outstanding shares of UAP (on a fully-diluted basis) tender their shares to the tender offer and other conditions, including certain regulatory approvals, as set out in the Material Change Report and the Prospectus Supplement. On December 2, 2007, Agrium entered into a commitment letter with a Canadian chartered bank whereby the bank agreed, on its own behalf and in its capacity as administrative agent, to provide Agrium new committed senior, unsecured credit facilities for the purpose of partially financing the Acquisition, paying related fees and expenses related to the Acquisition and refinancing existing debt of UAP and its subsidiaries. These new facilities are comprised of: (i) a nine month bridge credit facility in an aggregate principal amount of up to U.S.$1.25 billion; (ii) an 18 month bridge credit facility in an aggregate principal amount of up to U.S.$900 million; and (iii) a five year term credit facility totaling U.S.$460 million. Agrium also anticipates borrowing up to U.S.$300 million under its existing credit facilities.

These Statements assume that the U.S.$1.25 billion bridge facility will not be required as Agrium expects to fund a portion of the purchase price of the Acquisition through the offer and sale of common shares (the “Offering”) pursuant to this Prospectus Supplement.

3.	Significant Accounting Policies

The Corporation presents its financial statements in accordance with Canadian GAAP. The accounting policies used in the preparation of the Statements are those set out in the Corporation’s audited consolidated financial statements for the year ended December 31, 2006 and unaudited consolidated financial statements for the nine months ended September 30, 2007. In the opinion of management, these Statements include all adjustments necessary for fair presentation in accordance with Canadian GAAP.

Management of Agrium has reviewed the accounting policies of UAP and believes that they are materially consistent with Agrium’s accounting policies except for certain reclassifications and balance sheet differences between U.S. GAAP and Canadian GAAP as set out in notes 4 and 6.

4.	Pro forma adjustments

The Acquisition will be accounted for using the purchase method of accounting. Accordingly, UAP’s assets and liabilities will be measured at their individual fair values on the date of acquisition and the difference between these fair values and the price paid for UAP will be recorded on the balance sheet as goodwill. The results of operations of UAP will be included in the consolidated financial statements of Agrium from the date of acquisition. Certain adjustments have been reflected in the Statements to illustrate the effects of purchase accounting. The Statements account for the cost of the acquisition and allocation of proceeds as follows, according to management’s preliminary estimate:

Consideration
Cash consideration paid	2,146
Acquisition costs	28

2,174

Allocation of Consideration
Carrying value of net assets acquired excluding UAP preacquisition goodwill	238
Unallocated purchase price	1,936

2,174

In these Statements, management has not made a preliminary allocation to the fair value of the acquired assets and liabilities due to considerable uncertainty with respect to the measurement of the fair value amounts and related amortization period. Agrium expects that most of the unallocated purchase price will be allocated to goodwill and intangible assets, some of which are expected to be finite-lived and accordingly subject to amortization. The estimated

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

impact for every U.S.$50 million of excess purchase price allocated to amortizing intangibles, assuming a 30 year amortization periods, would be increased amortization expense of U.S.$1.25 million for the nine months ended September 30, 2007 and U.S.$1.67 million for the year ended December 31, 2006, and a decrease in diluted earnings per share of U.S.$0.0049 per share for the nine months ended September 30, 2007 and U.S.$0.0066 per share for the year ended December 31, 2006.

Management expects that the actual amount assigned to the fair values of the assets and liabilities acquired could result in material changes to earnings in periods subsequent to the Acquisition.

The Statements incorporate the following adjustments:

Adjustments to the statement of operations

a.	Reclassification of the following to correspond with Agrium’s presentation:

(i)	Depreciation and amortization expense from cost of product sold and selling, general administrative and other expense reclassified to depreciation and amortization expense; and

(ii)	Finance related and other charges expense reclassified to other expense.

b.	Elimination of intercompany net sales between Agrium and UAP.

c.	Reduction of interest expense on UAP’s short-term debt repaid by Agrium.

d.	Reduction of interest expense on UAP’s long-term debt repaid by Agrium.

e.	Recognition of interest on long-term debt and bank indebtedness incurred by Agrium on a pro forma basis to fund the acquisition. The debt incurred by the Company bears interest at LIBOR plus 55 basis points. We have used a rate of 5.70% based on LIBOR in effect at December 4, 2007.

f.	Write-off of UAP’s deferred financing charges.

g.	Record amortization of Agrium’s debt issue costs.

h.	Recognition of income tax effect of pro forma adjustments.

i	The number of shares used to calculate earnings per share assumes the issuance of 19.7 million common shares in this offering, which is based on the total public offering price of U.S.$1.25 billion divided by U.S.$63.49, which was the closing price of our common shares on the NYSE on December 7, 2007.

Adjustments to the balance sheet

j.	Recognition of cash, share capital, long-term debt and bank indebtedness, net of issue costs, from the Offering and related financing plan for the Acquisition.

k.	Record the purchase of the common shares of UAP and elimination of UAP’s equity and preacquisition goodwill.

l.	Record estimated acquisition costs.

m.	Recognition of the tax benefit of share issue costs resulting from the Offering.

n.	Record the repayment of UAP’s debt and write-off UAP’s deferred debt issuance costs.

5.	Unaudited constructed consolidated statement of operations of UAP for the thirty-nine weeks ended September 30, 2007

The unaudited constructed consolidated statement of operations of UAP for the thirty-nine weeks ended September 30, 2007 has been constructed by adding the unaudited consolidated statement of operations of UAP for the thirteen weeks ended February 25, 2007 and the unaudited consolidated statement of operations of UAP for the twenty-six weeks ended August 26, 2007. As a result, the results for the thirteen week period ended February 25, 2007 are

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

included in both the pro forma financial statements of operations for the year ended December 31, 2006 and for the thirty-nine week period ended September 30, 2007.

UAP Holding Corp.
Summarized Constructed Financial Statements

	Thirteen Weeks	Twenty-Six Weeks	Constructed Thirty-
	Ended February 25,	Ended August 26,	Nine Weeks Ended
	2007	2007	August 26, 2007

Net Sales	313	2,468	2,781
Cost of product	263	2,090	2,353

Gross profit	50	378	428
Expenses
Selling, general and administrative and other	52	159	211

Earnings (loss) before interest expense and income taxes	(2)	219	217
Interest on long-term debt	3	6	9
Other interest	6	13	19

Earnings (loss) before income taxes	(11)	200	189

Current income taxes (recovery)	(2)	81	79
Future income taxes (recovery)	(2)	(4)	(6)

Income taxes (recovery)	(4)	77	73

Net earnings (loss)	(7)	123	116

6.	Application of United States generally accepted accounting principles

The application of U.S. GAAP would have the following effect on the pro forma consolidated statements of operations:

	Pro Forma
	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006

Net earnings per pro forma statement of operations	357	26
Net earnings adjustments under U.S. GAAP(1)	(7)	9

Net earnings under U.S. GAAP	350	35
Earnings per share
Basic(2)	2.28	0.23
Diluted(2)	2.27	0.23

Notes:

(1)	These adjustments reflect those made in the September 30, 2007 and December 31, 2006 U.S. GAAP reconciliations of Agrium.

(2)	The number of shares used to calculate pro forma basic and diluted earnings per share assumes the issuance of 19.7 million common shares in this offering, which is based on the total offering price of U.S.$1.25 billion divided by U.S.$63.49, which was the closing price of our common shares on the NYSE on December 7, 2007.

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

The application of U.S. GAAP would have the following effect on the pro forma shareholders’ equity, as at September 30, 2007:

Pro forma shareholders’ equity, Canadian GAAP	$2,804
Funded status of defined benefit plans, net of tax	(43)
Other, net of tax	(16)

Pro forma shareholders’ equity, U.S. GAAP	$2,745

Note:

(1)	These adjustments are those reflected in the September 30, 2007 U.S. GAAP reconciliation of Agrium.

Amendment No. 1 dated December 3, 2007 to Short Form Base Shelf Prospectus dated August 22, 2007

This amendment, together with the Short Form Base Shelf Prospectus dated August 22, 2007, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to offer and sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Agrium Inc.

U.S.$3,000,000,000

Common Shares
Preferred Shares
Subscription Receipts
Debt Securities
Units

AMENDMENTS

Our short form base shelf prospectus dated August 22, 2007 (the “Prospectus”) is hereby amended (as amended, the “Amended Prospectus”) to increase the aggregate initial offering price of our Securities that may be offered thereunder by deleting the reference to “U.S.$1,000,000,000” appearing on the face page and under the heading “Definitions and Other Matters” and substituting “U.S.$3,000,000,000” therefor.

In addition, the Prospectus is amended by adding the following section immediately following the section entitled “Agrium”:

“PROPOSED UAP ACQUISITION

On December 2, 2007, we entered into an agreement and plan of merger (the “Merger Agreement”) among us, Utah Acquisition Co. (“Merger Sub”), our indirect wholly-owned subsidiary, and UAP Holding Corp. (“UAP”), pursuant to which a direct or indirect wholly-owned subsidiary of ours will commence a tender offer (the “Tender Offer”) by no later than December 10, 2007 to purchase all of the outstanding shares of common stock of UAP (the “UAP Shares”) on the basis of U.S.$39.00 in cash for each UAP Share (the “Offer Price”).

We estimate that the aggregate cash consideration payable by us in connection with the UAP Acquisition (as defined herein) will be approximately U.S.$2.17 billion, plus the amount of UAP indebtedness to be assumed by us or refinanced. UAP has represented in the Merger Agreement that its indebtedness as at December 2, 2007 (excluding trade payables) was approximately U.S.$838 million. Under the Merger Agreement, prior to completion of the Merger (as defined herein), UAP is not permitted to incur or assume any indebtedness except for: (i) short-term borrowings in the ordinary course of business, and (ii) draw downs under UAP’s existing credit facilities made in the ordinary course of business so long as the aggregate amount drawn under all such credit facilities at any time shall not be in excess of U.S.$600 million.

All outstanding UAP options, restricted stock units and equity awards will be accelerated and vest upon, and be cashed out following, our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer. As soon as possible following such acceptance for payment and payment, Merger Sub will consummate a merger with UAP (the “Merger”) pursuant to which Merger Sub will merge with and into UAP, and UAP will continue as the surviving corporation, and each outstanding UAP Share not owned by us directly or indirectly will be converted into the right to receive the Offer Price (the acquisition of UAP Shares pursuant to the Tender Offer and the subsequent Merger are herein collectively referred to as the “UAP Acquisition”).

Our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer is subject to: (i) the requirement that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares to the Tender Offer, (ii) the condition that all waiting periods applicable to the UAP Acquisition under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated, (iii) the condition that all approvals under the Competition Act (Canada) (the “Competition Act”) shall have been obtained, and (iv) the satisfaction or waiver of other customary closing conditions for a transaction of this nature. We anticipate that the Tender Offer will be completed shortly after satisfaction or waiver of such conditions, provided that this occurs within six months of the date of the Merger Agreement, or nine months if such period is extended by the terms of the Merger Agreement in certain circumstances.

On December 2, 2007, we also entered into a commitment letter (the “Commitment Letter”) with a Canadian chartered bank pursuant to which the bank agreed, on its own behalf and in its capacity as administrative agent, to provide us with new committed senior, unsecured credit facilities for the purpose of partially financing the UAP Acquisition, paying related fees and expenses, and refinancing existing debt of UAP and its subsidiaries. These new credit facilities are comprised of: (i) a nine month bridge credit facility in an aggregate principal amount of up to U.S.$1.25 billion; (ii) an 18 month bridge credit facility in an aggregate principal amount of up to U.S.$900 million; and (iii) a five year term credit facility totalling U.S.$460 million (collectively, the “Acquisition Credit Facilities”).

In addition, we intend to amend certain financial covenants in our existing credit agreement relating to our senior, unsecured credit facilities in the aggregate principal amount of up to U.S.$600 million (the “Existing Credit Facilities”), subject to obtaining the necessary consents and amendments thereunder, to permit us to borrow additional amounts under the Acquisition Credit Facilities. Pursuant to the Commitment Letter, the bank has agreed to provide us with new committed senior, unsecured credit facilities (the “Backstop Credit Facilities”) to replace our Existing Credit Facilities in the event that the necessary consents and amendments are not received and the Existing Credit Facilities are not amended. The Backstop Credit Facilities will terminate and may be cancelled by us in certain circumstances including in the event that the Existing Credit Facilities are amended.

In the event that the Existing Credit Facilities are amended, we also anticipate borrowing up to U.S.$300 million under our Existing Credit Facilities for the purpose of partially financing the UAP Acquisition. We may also fund a portion of the purchase price of the UAP Acquisition through the offer and sale of Securities. The specific terms of any Securities offered for this purpose will be described in one or more prospectus supplements, which will accompany this Amended Prospectus.

UAP is the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products, including chemicals, fertilizer, seed, and value-added services to farmers, commercial growers and regional dealers and in professional non-crop markets.”

Investing in the Securities offered by the Amended Prospectus involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare the Amended Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) is contained in the notes to our annual consolidated financial statements incorporated by reference in the Amended Prospectus. You should also refer to our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, and our unaudited supplemental information entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Three and Nine Months

2

Ended September 30, 2007”, both of which are incorporated by reference in the Amended Prospectus, for a further discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. The Amended Prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in the Amended Prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in the Amended Prospectus are residents of Canada, and a substantial portion of our and their assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state or provincial securities commission or similar authority has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the Amended Prospectus. Any representation to the contrary is a criminal offence.

3

Base Shelf Prospectus

SHORT FORM PROSPECTUS

New Issue	August 22, 2007

Agrium Inc.

U.S.$1,000,000,000

Common Shares
Preferred Shares
Subscription Receipts
Debt Securities
Units

We may from time to time offer and issue to the public in one or more series or issuances our common shares (“Common Shares”), our preferred shares (“Preferred Shares”), our subscription receipts (“Subscription Receipts”), one or more series of our unsecured debt securities consisting of debentures, notes or other unsecured evidences of indebtedness (“Debt Securities”) and/or our units comprised of one or more of the other securities described in this prospectus in any combination (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts and Debt Securities, the “Securities”) in an aggregate initial offering price of up to U.S.$1,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this prospectus, including any amendments hereto, remains valid. The aggregate initial offering price shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us. Debt Securities will rank pari passu with all of our other unsecured and unsubordinated indebtedness.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies in certain respects.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

Securities may be offered separately or together, in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any Securities offered will be described in one or more prospectus supplements, which will accompany this prospectus, including where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares, Preferred Shares or Debt Securities, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms; and (v) in the case of Units, the number of Units being offered, the designation and terms of the Units and of the securities comprising the Units, the offering price and any other specific terms. We may also include in a prospectus supplement specific terms pertaining to Securities which are not within the options and parameters set forth in this prospectus.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such prospectus supplement or prospectus supplements on the internet at www.sec.gov. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We may sell Securities to or through underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The applicable prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Securities, and will set forth the specific terms of the offering of Securities, including the method of distribution of such Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. It will also set forth the proceeds to us.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of such securities with no established trading market. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.

Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “AGU”. On August 21, 2007, the last trading day before the filing of this prospectus, the closing price of the Common Shares on the TSX was Cdn.$43.98 per Common Share, and the closing price of the Common Shares on the NYSE was U.S.$41.43 per Common Share. Unless otherwise specified in the applicable prospectus supplement, the Preferred Shares, Subscription Receipts, Debt Securities and Units will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities and the Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities and the Units and the extent of our regulation.

Investing in the Securities offered by this prospectus involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

Our head and registered office is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

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DEFINITIONS AND OTHER MATTERS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries and any partnership of which Agrium Inc. and its subsidiaries are the partners.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, sell any of the Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$1,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement, and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 28 of our consolidated financial statements as at and for the year ended December 31, 2006 for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP. You should also refer to our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, and the unaudited supplemental information entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Three and Six Months Ended June 30, 2007” (“Interim GAAP Reconciliation”), for a further discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

EXCHANGE RATES

In this prospectus, references to “dollars”, “$”, and “U.S. $” are to United States dollars, and references to “Cdn. $” are to Canadian dollars. The exchange rate between the Canadian dollar and the United States dollar used in this prospectus varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Six Months
	Ended June 30,		Year Ended December 31,
	2006	2007	2002	2003	2004	2005	2006

Rate at end of period	0.8969	0.9404	0.6329	0.7738	0.8310	0.8579	0.8582
Average rate for period	0.8787	0.8815	0.6368	0.7139	0.7682	0.8254	0.8818
High for period	0.9100	0.9453	0.6619	0.7738	0.8493	0.8690	0.9100
Low for period	0.8528	0.8437	0.6200	0.6349	0.7258	0.7872	0.8528

On August 21, 2007, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn. $1.00 = U.S. $0.9433.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included or incorporated by reference in this prospectus or in any applicable prospectus supplement constitute forward-looking statements as defined under applicable securities legislation. Forward- looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2006 incorporated by reference herein including under the heading “Outlook “ and in our management’s discussion and analysis for the three and six-month periods ended June 30, 2007 incorporated by reference herein;

•	our 2007 key corporate goals;

•	the outlook for global and North American agricultural markets;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	anticipated tax rates;

•	business strategies and plans for implementing them;

•	goals, expansion and growth of our business and operations;

•	the construction of a nitrogen facility in Egypt;

•	our potential participation in a Chinese joint venture;

•	actions or changes in policy by governments;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	our future results and plans, including our recent acquisitions;

•	the terms of the offering of our Securities;

•	our ratings outlook;

•	environmental and civil liabilities;

•	insurance coverage and legal proceedings;

•	risk factors; and

•	stock-based compensation.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus or in any prospectus supplement or in any document incorporated herein or therein, which may cause our actual results, performance or achievement to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including: supply, demand and price of crop nutrients and input or feedstock prices, seed and crop protection products; the level of Chinese nitrogen and phosphate exports; supply and demand for grain and other agricultural crops and resulting crop prices; changes in government agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; ability to transport or deliver production to markets; present and discontinued mining operations; and labour disruptions; and,

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including hedging and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; changes to construction cost, timing of construction, performance of other parties, and political risks associated with our Egyptian nitrogen project; and other factors, many of which are beyond our control.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies.

All of the forward-looking statements contained in this prospectus or in any prospectus supplement or in any document incorporated herein or therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth above include the following:

•	continuation of the recent positive market developments throughout 2007, including the continuation of strong corn and wheat prices relative to historic levels, and above average crop acreage in the U.S. particularly for corn and wheat acreage which is expected to support strong demand for crop inputs such as: nutrients, crop protection products, seed and retail services;

•	anticipated continuation of tight world fertilizer markets, supporting strong prices and margins;

•	lowering our Canadian phosphate rock costs from 2006 levels on a per unit basis in the second half of 2007;

•	our Kenai, Alaska nitrogen plant operating for only about five months in 2007;

•	the continuation of the Argentine urea price cap to growers of $300 per tonne which could limit our urea margins;

•	increased sales and gross profit to be generated from our new Advanced Technologies business unit with 2007 to represent our first full year of operations in this business segment;

•	achievement of $45-million in Retail synergies and margin improvement from the Royster-Clark acquisition by the end of 2007; and

•	realizing the expected benefits from our Saskatchewan potash mine expansion.

The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2006 incorporated by reference herein and in particular the sections headed “Key Business Sensitivities” and “Business Risks” therein, and are further discussed in the relevant parts of our management’s discussion and analysis for the three and six-month periods ended June 30, 2007 incorporated by reference herein and in particular the section headed “Outlook, Key Risks and Uncertainties” therein, and are further discussed in the “Risk Factors” section in this prospectus. Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus, or in any applicable prospectus supplement, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, (403) 225-7000.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	our annual information form dated February 21, 2007 (“AIF”) for the year ended December 31, 2006;

(b)	our management proxy circular dated March 13, 2007 (“Proxy Circular”) relating to the annual general and special meeting of our shareholders held on May 9, 2007;

(c)	our audited annual financial statements (“Annual Financial Statements”), consisting of our consolidated balance sheets as at December 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, together with the report of our auditors thereon;

(d)	our management’s discussion and analysis for the fiscal year ended December 31, 2006;

(e)	our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, together with the report of our auditors thereon;

(f)	our unaudited interim financial statements (“Interim Financial Statements”) consisting of our consolidated balance sheets as at June 30, 2007 and 2006 and our consolidated statements of operations and retained earnings, cash flows and shareholders’ equity for the three and six month periods ended June 30, 2007 and 2006;

(g)	our management’s discussion and analysis for the three and six month periods ended June 30, 2007; and

(h)	our Interim GAAP Reconciliation.

Any documents of the type referred to in the preceding paragraph, all material change reports (excluding confidential material change reports), and all business acquisition reports required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions, including unaudited interim financial statements, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Securities of which this prospectus forms a part.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except to the extent as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with and, where required, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements, and all unaudited interim financial statements, material change reports, business acquisition reports and management proxy circulars (other than a management proxy circular relating to an annual meeting of shareholders) filed prior to the commencement of our financial year in which the new annual information form was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder and upon a new management proxy circular relating to an annual meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

One or more prospectus supplements containing the specific variable terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of any such prospectus supplement, but only for the purposes of the offering of the Securities covered by any such prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) our AIF; (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our management’s discussion and analysis for the fiscal year ended December 31, 2006; (v) our Interim Financial Statements; (vi) our management’s discussion and analysis for the three and six-month periods ended June 30, 2007; (vii) our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, together with the report of our auditors thereon; (viii) our Interim GAAP Reconciliation; (ix) the consent of KPMG LLP; (x) powers of attorney of our directors and officers; (xi) the Indenture; and (xii) statement of eligibility of the Trustee on Form T-1.

RISK FACTORS

Prospective purchasers of Securities should consider carefully the risk factors set forth below and incorporated herein by reference as well as other information contained in and incorporated by reference in this prospectus, and in the applicable prospectus supplement or prospectus supplements, particularly in our current annual information form and annual and interim management’s discussion and analysis, before purchasing the Securities offered hereby.

Risks relating to Agrium and our industry

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices for our products and services. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.

The industry in which we operate and the product prices and margins we receive are subject to volatility

Our operating results are dependent on demand for crop inputs and on nutrient prices and margins. Demand for crop inputs can be affected by a number of factors including weather conditions, particularly during periods of seasonally high demand in the spring and fall, current and expected future grain prices, and governmental policies that may directly or indirectly influence the number of acres planted or the mix of crops planted. In addition, since crop nutrients are also used for industrial applications, industrial markets and the general economy may affect crop nutrients demand and prices.

The price at which we sell our products could fall or fluctuate unpredictably in the event of significant changes in crop nutrient supply and demand conditions. This price volatility may cause our operating results to fluctuate significantly. Prices and margins for all three major nutrients have demonstrated significant volatility over time.

Our ability to negotiate, earn, and collect rebates is an important aspect of our Retail business. We price our products to customers based on the cost of the products less the amount of rebates we expect to receive at the end of the crop year. However, the amount of rebates we earn and the nature of the rebate programs are determined by our suppliers and are directly related to the performance of our business.

Margins for nitrogen in particular can vary significantly due to the potential for changes in both nitrogen sales prices and raw material costs. Natural gas is the principal raw material used to produce nitrogen-based fertilizers and is our single largest purchased raw material for our Wholesale operations. In 2006, natural gas accounted for approximately 85 percent of the cash cost of producing ammonia, the building block of all nitrogen-based fertilizer. North American natural gas prices are subject to price volatility. From time to time, a significant rise in the cost of natural gas, a major component of production costs, has negatively impacted our gross profits. There can be no assurance that increased manufacturing costs resulting from increased natural gas costs can be recovered in sales price increases to our customers. While we financially hedge some portion of our natural gas supply to reduce risk and volatility, a significant increase in the cost of natural gas that is not hedged and could not be recovered through an increase in nitrogen-based fertilizer prices could have a material adverse effect on us. An extended interruption in supply of natural gas to our production facilities could have a material adverse effect on our business, financial condition or results of operations. Production costs for phosphate and potash products can also vary depending on input costs, such as sulphur and ammonia costs for phosphate production, and the value of the Canadian dollar.

We have at various times suspended production at some of our facilities due to reduced demand, reduced margins or gas supply shortages. Gas availability at our Kenai, Alaska facility continues to be a risk factor given the tight regional gas supply which is impacted by increased demand in cold weather and limited gas exploration and development activity by gas exploration companies. The Profertil facility has curtained or suspended production at times due to gas supply shortages and gas transportation restrictions. If fertilizer industry oversupply conditions exist, the price at which we sell our products could decline, which could have an adverse effect on our business, financial condition and results of operations. The extent to which we utilize available capacity at our facilities will cause fluctuations in our results of operations, as we will incur costs for any temporary or permanent shutdowns of our facilities. Key input costs such as natural gas may fluctuate significantly between the time the product is manufactured and the time it is sold. Inventory of product may be built up in off-season periods when costs may be relatively high and may be required to be sold when prices decline, potentially negatively impacting margins. Inventory accumulations may be financed by short-term borrowings, which are retired with the proceeds of the sales of such inventory.

Our business is subject to risks and hazards that could result in significant interruption of operations and resulting losses and potential legal liability

Our business is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected weather conditions, such as potential flooding of facilities and/or earthquakes, and changes in the regulatory environment. The occurrence of any such risks or hazards could result in significant interruption of our operations, damage to, or destruction of our production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. We maintain insurance against risks that are typical in the industry (including business interruption insurance), but such insurance may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution, earthquakes and terrorist acts) is not generally available to companies within our industry and, if available, may not be available at acceptable premiums. Although we maintain liability insurance in an amount which we consider adequate, liabilities might exceed policy limits or we might elect not to insure ourselves against such liabilities due to high premium costs or other reasons, in which event we could incur significant costs that could have a material adverse effect upon results of operations.

There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.

We face environmental, health and security risks as a result of our operations in the agricultural sector and the fertilizer supply chain

We face environmental, health, safety and security risks typical of those found throughout the agriculture sector and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products and physical assets domestically and overseas.

One additional risk associated with our Royster-Clark acquisition is that some of these retail centers continue to carry agriculture grade ammonium nitrate, which our Wholesale and Retail segments announced in 2005 that we would no longer produce or carry. In 2006, our long-standing risk profile changed with the acquisition of three new businesses that included new markets and advance planning associated with prospective overseas expansions.

We are subject to numerous risks and uncertainties relating to international sales and operations

We have significant operations in Canada and the U.S. We also operate wholesale and retail operations in Argentina, have an equity position in a Chinese specialty fertilizer company, and expect to further expand international operations, including our recently announced project that will construct a world scale nitrogen facility in Damietta, Egypt. For the year ended December 31, 2006, we derived approximately 15 percent of our net sales from customers outside North America. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•	difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•	unexpected changes in regulatory environments and/or government actions that may impact the availability or cost of feedstock;

•	the impact of government ownership and regulation of the economy in the markets we serve;

•	political and economic instability, including the possibility for civil unrest;

•	earnings that may be subject to withholding requirements;

•	changes to tariffs, exchange controls or other restrictions; and,

•	the impact of currency exchange rate fluctuations between the U.S. dollar and other currencies, particularly the Canadian dollar, the Argentine peso, the Egyptian pound, the Euro and the Chinese yuan.

The occurrence of any of the above events in the markets where we operate, particularly in Argentina, Egypt and China, could jeopardize or limit our ability to transact business in those markets and could adversely affect our revenues and operating results.

We are subject to the impact of changes in foreign exchange rates

The international currency of agribusiness is the U.S. dollar, and accordingly we use the U.S. dollar as our reporting currency. We conduct business in U.S. and Canadian dollars, as well as Euros and Argentine pesos. Fluctuations in these currencies can impact our financial results. A significant shift in value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of goods sold basis, as well as corporate overhead costs.

The market for our crop inputs and other products is highly competitive and our inability to compete with our competitors may harm our business results

The market for our crop inputs and many other products is highly competitive. Our competitors include other agriculture retailers, specialty product manufacturers and large integrated fertilizer producers; many of these competitors may be cooperatives, regional distributors and independent dealers.

Fertilizer is a global commodity and customers base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. We compete with a number of producers outside of North America including state-owned and government-subsidized entities which may have greater access to resources, including some that may be lower cost or government subsidized. An inability to compete with our competitors may harm our business results by lowering our sales and profits.

Our business is highly regulated and changes in legislation or in the interpretation of existing legislation can have significant and unintended consequences on our business

The production, storage, distribution and sale of fertilizers and other agricultural inputs is heavily regulated. The purpose of this legislation is to protect human health and the environment. This legislation includes design, construction and operations limits as well as air emissions, water discharges and waste management regulation enforced through site-specific permit and license requirements at our mining, manufacturing, terminal and retail locations. Strict rules apply to each mode of transportation (rail, barge and truck) and pertain to vehicle design, maintenance, inspection, repair and operation. Products must be appropriately packaged, labelled and registered for use in accordance with each specific jurisdiction in which it is sold. Overlaying these infrastructure requirements and operational limits, and applicable to all aspects of our business, are worker protection and security regulations, emergency response programs and mitigation of contaminated sites. We expend considerable resources in capital, operating and staffing costs ensuring that these legislative requirements are met.

While the cost of adherence to existing legislative requirements is an accepted and largely beneficial aspect of the business, changes in legislation or the interpretation of existing legislation can have significant and unintended consequences on our business. Given the energy intensive nature of fertilizer production and nitrogen production in particular, this creates a risk of additional regulatory burden and compliance costs. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.

Canada’s federal government introduced the Clean Air Act in the fall of 2006. This piece of legislation intends to regulate a multitude of air pollutants, including emissions contributing to climate change. The impact of this shift in policy is yet to be determined, but ammonia is one of the relevant items listed in the legislation to be further regulated. We are working with the government on our own and through our industry association to identify a sustainable way to reduce emissions at our plants and in growers’ fields.

We are in the process of cleaning up historic contamination at various sites, including mining operations of predecessor companies, and also reclaiming certain retired properties. An environmental remediation liability in the amount of approximately $117-million (undiscounted) as of December 31, 2006 has been recorded in our financial statements to provide for estimated remedial costs, and an asset retirement obligation in the amount of approximately $71-million (escalated at an inflation rate and discounted) as of December 31, 2006 has been recorded in our financial statements to provide for estimated costs relating to asset retirement activities. We believe that we have undertaken and continue to pursue all investigative remedial and reclamation actions at these sites and record appropriate environmental remediation liabilities and asset retirement obligations in our consolidated balance sheet. However, there can be no assurance that material costs or liabilities in excess of the liabilities or obligations recorded in our financial statements will not be incurred in connection with such cleanup or asset retirement activities or related proceedings, claims or compliance requests in the future for currently unknown environmental remediation liabilities or asset retirement obligations.

Transportation costs and reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North American given the safety risks of transporting this product.

A denial or delay in issuing certain permits relating to our facilities could have a material adverse effect on our operations

We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a government agency, or the actions by a non-governmental organization or lobby group, to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility.

We may be subject to anti-dumping or other trade regulation proceedings

We are subject to the trade laws and policies of the U.S. and other countries in which we sell our products, including anti-dumping regulations. There have been a number of anti-dumping proceedings in the U.S. and Mexico to which various importers of fertilizer products, including Agrium, have been subject. None of the proceedings has resulted in an adverse determination against us. While we believe that our products are sold at fair prices, there can be no assurance that we will not be the subject of anti-dumping or other trade regulation proceedings in the future. If we are named in any such proceedings, any adverse determination could have an adverse effect on our results of operations. Additionally, we are subject to the Argentinean urea price cap to growers of $300 per tonne which could limit our urea margins from sales to Argentine growers.

Changes to tax laws or to the interpretation of existing tax laws may negatively impact our operating results

Tax risk includes potential changes to tax laws, or in interpretations of tax laws, which may negatively impact our tax expense and therefore operating results in the jurisdictions in which we operate.

The loss of key individuals may affect our business

The tight labour market across many areas in which we operate and the associated risk of losing key individuals from the company is a risk to our business.

We are subject to risks associated with the integration of acquisitions and expansions

There is a risk associated with any new acquisition that the new business is not integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated return on investment.

If counterparties do not fulfil their obligations we may incur losses

We face the risk of loss should a counterparty be unable to fulfil its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.

Risks relating to the Securities

The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership

Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries and AGRIUM, a general partnership organized under the laws of Alberta (the “Agrium Partnership”). The Debt Securities will be obligations exclusively of Agrium Inc. Neither our subsidiaries nor the Agrium Partnership will guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future obligations of our subsidiaries and the Agrium Partnership as a result of Agrium Inc. being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries or the Agrium Partnership, creditors of Agrium Inc. (including the holders of the Debt Securities), as well as shareholders of Agrium Inc., will have no right to proceed against the assets of such subsidiaries or the Agrium Partnership or to cause the liquidation or bankruptcy of the subsidiaries or the Agrium Partnership under applicable bankruptcy laws. Creditors of such subsidiaries or the Agrium Partnership would be entitled to payment in full from such assets before Agrium Inc., as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries and the Agrium Partnership will have priority with respect to the assets and earnings of such subsidiaries and the Agrium Partnership over the claims of creditors of Agrium Inc., including claims under the Debt Securities except to the extent that Agrium Inc. may itself be a creditor with recognized claims against the subsidiaries or the Agrium Partnership ranking at least pari passu with such other creditors, in which case the claims of Agrium Inc. would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership senior to that held by Agrium Inc. As of June 30, 2007, Agrium Inc.’s subsidiaries (including for greater certainty Profertil S.A.) and the Agrium Partnership had approximately $679 million of accounts payable and accrued liabilities (excluding intercompany liabilities). There are no terms of the Debt Securities that limit the ability of our subsidiaries and the Agrium Partnership to incur additional indebtedness.

There can be no assurance as to the liquidity of the trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units or that a trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units will develop.

Prior to an offering of Preferred Shares, Subscription Receipts, Debt Securities or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities or Units. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred

Shares, Subscription Receipts, Debt Securities or Units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities or Units, and the extent of issuer regulation.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Our ability to service our indebtedness and to pay dividends on our Common Shares or Preferred Shares or distributions on our Subscription Receipts is dependent on the operating cash flow of our subsidiaries and the Agrium Partnership

As a result of Agrium Inc. being a holding company, Agrium Inc.’s operating cash flow and its ability to service its indebtedness, including the Debt Securities, or to pay dividends on our Common Shares or Preferred Shares or distributions on our Subscription Receipts, is dependent upon the operating cash flow of its subsidiaries and the Agrium Partnership and the payment of funds by such subsidiaries and the Agrium Partnership to Agrium Inc. in the form of loans, dividends or otherwise. Our subsidiaries and the Agrium Partnership have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities, the Common Shares, the Preferred Shares or the Subscription Receipts or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Agrium Inc. by its subsidiaries and the Agrium Partnership may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and the Agrium Partnership and are subject to various business and other considerations.

AGRIUM

We are a major retailer of agricultural products and services in North and South America and a global producer and wholesale marketer of nutrients for agricultural, speciality and industrial markets. For the fiscal year ended December 31, 2006, we reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments were Retail, Wholesale, and Advanced Technologies.

Retail

Our Retail operating segment sells fertilizers, crop protection products, seeds and agronomic services to farmers through over 400 farm centers in the U.S., Argentina and Chile.

Wholesale

Our Wholesale operating segment manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based fertilizer products.

We own and operate seven major nitrogen facilities. Two of these facilities are directed to international sales, one located in Bahia Blanca, Argentina (Profertil) and one in Kenai, Alaska. We operate four large nitrogen facilities in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. We also own and operate a number of facilities that upgrade ammonia to other nitrogen products such as nitrogen solutions (UAN) and nitric acid. Total capacity of our nitrogen plants and facilities is over 6.4 million product tonnes.

We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes.

Our Redwater, Alberta facility also produces sulphur and phosphate-based fertilizers and is supplied phosphate rock from our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S. Total capacity of these plants is approximately 1.3 million product tonnes.

In addition to the above production plants, we operate a granular micronutrient production facility and a number of fertilizer granulation and blending plants in the U.S.

Products from our facilities in North America are primarily marketed within North America with the exception of production from our Kenai, Alaska and Vanscoy, Saskatchewan plants. Kenai products are primarily marketed internationally, and approximately 40 percent of Vanscoy’s potash production is sold internationally. Products produced at our joint venture plant in Argentina are marketed both within Argentina and internationally.

We have an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Cornbelt, Great Plains, and Southeast regions of the U.S. Increased distribution assets acquired during 2006 as part of our acquisition of Royster-Clark has facilitated growth in the product purchased for resale markets.

Advanced Technologies

Commencing July 1, 2006 the newly acquired Nu-Gro and Pursell controlled-release fertilizer and professional products businesses, along with our existing controlled-release products, are included in our new Advanced Technologies operating segment. This segment is comprised of fertilizer technologies and professional products. Advanced Technologies utilizes urea produced at our Wholesale Carseland facility in their production of ESN. In April 2007, we acquired a 19.6% equity position in Chinese specialty fertilizer company, Hangfeng Evergreen Inc. for U.S.$ 63 million.

Fertilizer technologies include the manufacturing and marketing of controlled-release nitrogen fertilizers that are sold to the fertilizer industry worldwide. We have numerous exclusive arrangements with distributors in North America and certain other countries. Fertilizer technology products are produced in four production facilities located in the U.S. at Mobile, Alabama and Sylacauga, Alabama and in Canada at Courtright, Ontario and Carseland, Alberta.

Professional products include the marketing of fertilizer and pest control products in Canada to the professional turf market (golf courses and lawn care companies) and the structural pest control industry (pest control in residential and commercial structures). Professional products are marketed through an extensive network of distributors across Canada and are produced and/or packaged in two Canadian production facilities located in Putnam, Ontario and Brighton, Ontario.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the Common Shares and/or Preferred Shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (“Preferred Shares”). As at July 31, 2007, 133,589,328 Common Shares were issued and outstanding, and no Preferred Shares were outstanding.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each Common Share entitles the holder to one vote, except at meetings at which only holders of Preferred Shares of one or more series are entitled to vote. The holders of Common Shares are entitled to participate rateably in any dividends that may be declared by the directors of Agrium on the Common Shares. If Agrium is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Common Shares are entitled to a pro rata share of the assets of Agrium after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of our Preferred Shares. There are no pre-emptive or conversion rights attaching to the Common Shares and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our Common Shares in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the holders of Common Shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or rejected by a majority vote of the shareholders voting on such matter.

Preferred Shares

Preferred Shares may be issued at any time and from time to time in one or more series, and the board of directors of Agrium may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series, and are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of Agrium in the event of a liquidation, dissolution or winding up of Agrium.

Except as provided by the Canada Business Corporations Act, the holders of Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Agrium unless and until Agrium fails to pay in the aggregate eight cumulative dividends on that series of Preferred Shares for any period as may be so determined by the directors, whether or not those dividends are consecutive and whether or not there are any moneys of Agrium properly applicable to their payment.

The provisions attaching to the Preferred Shares as a class may be added to, changed or removed, and the board of directors of Agrium may create shares ranking prior to the Preferred Shares, only with the approval of the holders of the Preferred Shares as a class, any such approval to be given by the holders of not less than 66 2/3 per cent of the Preferred Shares in writing by the registered holders or by resolution at a meeting of such holders.

The specific terms of a series of Preferred Shares as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of Preferred Shares.

Shareholder Rights Plan

We are party to an amended and restated shareholder rights plan agreement dated May 9, 2007 (the “Rights Plan”) with CIBC Mellon Trust Company as rights agent, designed to encourage the equal treatment of all shareholders in connection with an unsolicited take-over bid for Agrium. Under the Rights Plan, one right (a “Right”) has been issued and attached to each Common Share outstanding and will be attached to each Common Share subsequently issued.

Each Right entitles the holder thereof to purchase from us one Common Share at an exercise price equal to three times the market price per Common Share subject to adjustments (the “Exercise Price”). However, if a person becomes the beneficial owner of 20% or more of the outstanding Common Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid or certain other exceptions, or announces the intent to commence a take-over bid, each Right (other than Rights beneficially owned by the offeror and certain related parties) shall constitute the right to purchase from us that number of Common Shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50% discount).

A “Permitted Bid” under the Rights Plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

•	the bid is made to all owners of Common Shares;

•	the bid must remain open for at least 60 days and more than 50% of the outstanding Common Shares (other than Common Shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any Common Shares may be taken up and paid for; in addition, if 50% of the Common Shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

•	under the terms of the bid, Common Shares may be deposited at any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares so deposited may be withdrawn until taken up and paid for.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

The principal terms of the Rights Plan have been summarized in Schedule “D” to our Proxy Circular, which is incorporated by reference into this prospectus. A copy of the Rights Plan has also been filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. Subscription Receipts may be offered separately or together with Common Shares or Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with security regulatory authorities in Canada after it has been entered into by us.

The particular terms of each issue of Subscription Receipts will be described in the related prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or Debt Securities;

•	the number of Common Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Agrium” refer only to Agrium Inc. without any of its subsidiaries or the Agrium Partnership through which it operates.

The Debt Securities will be issued under an indenture dated May 16, 2006 (the “Indenture”) entered into between Agrium and The Bank of New York Trust Company, as successor to J.P. Morgan Trust Company, N.A. (the “Trustee”). The Indenture is subject to and governed by the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Indenture Securities”.

The terms and conditions applicable to a series of Debt Securities will be established in accordance with the requirements of the Indenture for the specific Debt Securities and contained in the applicable prospectus supplement.

A copy of the Indenture is filed as an exhibit to the registration statement on Form F-10 with respect to the Securities. The following is a summary only of important provisions and definitions of the Indenture and the Debt Securities which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. We urge you to review the Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More

Information” for details concerning how you may obtain a copy of the registration statement, including the Indenture filed as an exhibit thereto.

General

The Indenture does not limit the aggregate principal amount of Indenture Securities that we may issue under the Indenture. The Indenture provides that Indenture Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)	the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30 day months;

(e)	the place or places, if any, other than the office of an affiliate of the Trustee, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)	our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)	if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)	if other than U.S. dollars, the currency in which payment of the principal (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)	whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)	whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series are to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both; whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository thereof;

(s)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(t)	the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Security is registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(u)	if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(v)	if the Debt Securities of a series are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

(w)	if other than described herein, whether and under what circumstances we will pay additional amounts on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such additional amounts; and

(x)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.

We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.

Ranking

Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries and the Agrium Partnership. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries and the Agrium Partnership. See “Risk Factors — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership”.

Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens and sale and leaseback transactions set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.

Form, Exchange and Transfer

A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issuable in global form.

A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)	issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)	exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our Debt Securities will be made at the office or agency of the Trustee.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.

Global Securities

A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

“Attributable Debt” means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

“Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries, all as set forth on the most recent balance sheet of us and our consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian generally accepted accounting principles.

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise) assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any such

Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted account principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

“Person” means any individual, corporation, partnership, association, trust, or any other entity or organization, including a government or any agency or political subdivision or instrumentality thereof.

“Sale/Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours, for a period of more than 12 months, of any real or personal property with a gross book value (without reduction of any reserve for depreciation) on the date of determination in excess of $1 million, which property has been or is to be sold or transferred by us or such Subsidiary to such Person in contemplation of such leasing.

“Shareholders’ Equity” means, at any date, the aggregate of the dollar amount of our outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in our most recent audited consolidated balance sheet.

“Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended.

“Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants

Limitation on Liens

The Indenture provides that we will not, and will not permit any Subsidiary of ours to Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any assets of ours or of any Subsidiary of ours, without in any such case effectively providing that the Indenture Securities shall be secured equally and ratably with (or prior to) such Debt provided, however, that the foregoing restrictions shall not apply to:

(a)	mortgages existing on the date the Indenture Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)	mortgages on any property acquired or constructed by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within 180 days after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)	existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

(f)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d) or (e) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property); and

(g)	any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale/Leaseback Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale/Leaseback Transactions the proceeds of which are applied to the prepayment of outstanding Indenture Securities or other Debt of ours as set forth below under “Limitation on Sale/Leaseback Transactions”) would not then exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale/Leaseback Transactions

The Indenture provides that we will not, and will not permit any Subsidiary of ours to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Subsidiary of ours) unless:

(a)	at the time of entering into such Sale/Leaseback Transaction, we or such Subsidiary would be entitled to Incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a mortgage on a property subject to such Sale/Leaseback Transaction, pursuant to the provision of the covenant described under “Limitation on Liens” without equally and ratably securing the Indenture Securities pursuant to such provisions;

(b)	after the date on which Indenture Securities are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of us or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

(c)	during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of Indenture Securities or any Debt of ours (other than Indenture Securities or Debt that is held by us or any Subsidiary of ours or Debt of ours that is subordinate in right of payment to the Indenture Securities) an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount expended by us as set forth in clause (b) above), less an amount equal to the principal amount of such Indenture Securities and Debt voluntarily defeased or retired by us within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us or any Subsidiary of ours during such period.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing corporation or such corporation or Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia and (iv) we or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Indenture Securities or unless the Indenture Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Indenture Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Indenture Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United State federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Indenture Securities, from the “Limitation on Liens” covenant, the “Limitation on Sale/Leaseback Transactions” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Indenture Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Securities will not recognize income, gain or loss of United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or he continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) ;

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

Events of Default

The Indenture provides that the following shall constitute events of default with respect to Indenture Securities of any series:

(a)	default in the payment of any interest or Additional Amounts (as defined below) on any Indenture Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Indenture Security of that series at its maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Indenture Securities of that series;

(d)	breach or default in the performance of any covenant or agreement of ours in the Indenture, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of all outstanding Indenture Securities affected thereby;

(e)	acceleration of or any failure to pay at final maturity any Debt of ours or any Subsidiary of ours in an aggregate amount in excess of the greater of $50 million or 5% of our Shareholders’ Equity;

(f)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(g)	any other events of default provided with respect to the Indenture Securities of that series.

If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then in every such case the Trustee or the holders of not less than 25% in principal amount of outstanding Indenture Securities of that series may declare the principal amount (or, if the Indenture Securities of that series are original issue discount Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon. any such declaration the same shall become immediately due and payable.

If an event of default described in clause (d) or (g) above occurs and is continuing with respect to Indenture Securities of one or more series, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Indenture Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Indenture Securities of such affected series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Indenture Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of all outstanding Indenture Securities (as one class) may declare the principal amount (or, if the Securities of any series are original issue discount Indenture Securities or indexed

Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

However, at any time after a declaration of acceleration with respect to the outstanding Indenture Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Indenture Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Indenture Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of all series affected by such event of default.

No holder of an Indenture Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Indenture Securities of that series, (b) the holders of at least 25% in principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of an Indenture Security for the enforcement of payment of the principal of or any premium or interest on such Indenture Security on or after the applicable due date specified in such Indenture Security.

We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

Additional Amounts

All payments made by us under or with respect to the Indenture Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Indenture Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”) (i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act(Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Indenture Securities or the receipt of payments thereunder. We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Indenture Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Indenture Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Indenture Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to an Indenture Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Modification of the Indenture and Waiver

Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Indenture Securities of all series affected by such modification or amendment (as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Indenture Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (iii) reduce the amount of the principal of such outstanding Indenture Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Indenture Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Indenture Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Indenture Securities necessary to waive any past default or covenants except as otherwise specified.

The holders of a majority in principal amount of the outstanding Indenture Securities of any series, on behalf of all holders of outstanding Indenture Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Indenture Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Indenture Securities such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information

We shall file with the Trustee and transmit by mail to all holders of Indenture Securities, as their names and addresses appear in the security register, within 15 days after we file them with the SEC, copies of our annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we shall continue to file with the SEC and provide the Trustee and holders of Indenture Securities (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings.

Governing Law

The Indenture is and the Debt Securities will be governed by the laws of the State of New York.

Consent to Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submit to such jurisdiction.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

INTEREST COVERAGE RATIOS

The following interest coverage ratios for Agrium are calculated on a consolidated basis for the twelve-month periods ended December 31, 2006 and June 30, 2007 and are based on audited financial information, in the case of December 31, 2006, and unaudited financial information, in the case of June 30, 2007. The coverage ratios set out below do not give effect to the issue of any Securities pursuant to this prospectus since the aggregate initial offering amount of Securities that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future period.

	December 31, 2006	June 30, 2007

Interest coverage on long-term debt(1)(2)	1.19	5.19

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense on long-term debt and income taxes divided by our interest expense on long-term debt for the relevant period.

(2)	The interest coverage ratios have been calculated excluding the carrying charges for the $1 million and $1 million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2006 and June 30, 2007, respectively, and the interest expense on the $227 million and $150 million of indebtedness under our credit facilities as at December 31, 2006 and June 30, 2007, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve-month periods ended December 31, 2006 and June 30, 2007 would have been 1.16 and 4.70, respectively.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded our debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings we have received in respect of our outstanding debt securities from the ratings agencies, which ratings and ratings outlook remain unchanged as at the date of this prospectus. The ratings for any particular series of Debt Securities will be set out in the applicable prospectus supplement relating to such Debt Securities.

	Moody’s	Standard	Dominion Bond
	Investor Service	& Poor’s	Rating Service

Senior Unsecured Notes and Debentures	Baa2	BBB	BBB
Ratings Outlook	Stable	Stable	Stable

A description of the rating categories of each of the rating agencies in the table above is set out below.

Moody’s Investors Service (“Moody’s”)

The Baa2 rating assigned to our senior unsecured notes and debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Moody’s also assigned a stable outlook to the ratings, which is Moody’s opinion regarding the likely direction of a rating over the medium term.

Standard & Poor’s (“S&P”)

The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issuers of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

S&P uses “+” or − designations to indicate the relative standing of securities within a particular rating category.

S&P also assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.

Dominion Bond Rating Service (“DBRS”)

The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that our rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

DBRS also assigned a stable outlook to the ratings, which provides DBRS’ opinion regarding the outlook of the ratings.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly or through agents. Underwriters may sell Securities to or through dealers. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to us.

In connection with the sales of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the United States Securities Act of 1933.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

A prospectus supplement will identify each underwriter, dealer or agent engaged and any fees or compensation payable to the underwriters, dealers or agents in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and the proceeds to us.

Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Securities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Preferred Shares, Subscription Receipts, Debt Securities or Units on a national securities exchange. Any underwriters, dealers or agents to or through which Preferred Shares, Subscription Receipts, Debt Securities or Units are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given that a market for trading in Preferred Shares, Subscription Receipts, Debt Securities or Units of any series or issue will develop or as to the liquidity of any such market for Preferred Shares, Subscription Receipts, Debt Securities or Units, whether or not the Preferred Shares, Subscription Receipts, Debt Securities or Units are listed on a national securities exchange.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Securities will be used by us to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures or for general corporate purposes. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, will be paid out of our general funds. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Securities pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the issuance of Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class.

EXPERTS

Our consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 incorporated by reference into this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 21, 2007 also incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF.

AUDITORS’ CONSENT

The Board of Directors
  Agrium Inc.

We have read the short form prospectus of Agrium Inc. (the “Corporation”) dated August 22, 2007 relating to the offering of Securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated February 21, 2007. We also consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors of the Corporation on the supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2006, 2005 and 2004.” Our report is dated February 21, 2007.

(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
August 22, 2007

U.S.$1,249,998,600

Agrium Inc.

21,551,700 Common Shares

PROSPECTUS SUPPLEMENT

December 12, 2007

RBC Capital Markets
Merrill Lynch & Co.
Scotia Capital
UBS Investment Bank
BMO Capital Markets
Credit Suisse
NBF Securities (USA) Corp.
CIBC World Markets
TD Securities